                                                FILED PURSUANT TO RULE 424(b)(4)
                                                      REGISTRATION NO. 333-31932

                                5,000,000 SHARES

      [LOGO]            TEXAS BIOTECHNOLOGY CORPORATION

                                  COMMON STOCK

                            ------------------------

     We are offering shares of common stock in this offering.

     Our common stock is quoted on the American Stock Exchange under the symbol "TXB." The last reported sale price of our common stock on April 6, 2000 was $13.625 per share.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 7 OF THIS PROSPECTUS.

                            ------------------------

                                                               PER SHARE        TOTAL
                                                              -----------    -----------
Public Offering Price.......................................    $12.50       $62,500,000
Underwriting Discount.......................................    $ 0.72       $ 3,600,000
Proceeds, before expenses, to Texas Biotechnology
  Corporation...............................................    $11.78       $58,900,000

     The underwriters may also purchase up to an additional 750,000 shares at the public offering price from us and the selling stockholders, less the underwriting discount, within 30 days from the date of the prospectus to cover over-allotments.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

PAINEWEBBER INCORPORATED
                PRUDENTIAL VECTOR HEALTHCARE
                      A UNIT OF PRUDENTIAL SECURITIES
                                FIRST UNION SECURITIES, INC.
                                             SANDERS MORRIS HARRIS
                 THE DATE OF THIS PROSPECTUS IS APRIL 6, 2000.

         [THERAPEUTIC PROGRAMS AND PRODUCTS IN DEVELOPMENT TABLE HERE]

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial data appearing elsewhere in this prospectus and the documents incorporated herein by reference. Unless otherwise indicated, the information in this prospectus assumes that the underwriters' over-allotment option will not be exercised. This offering involves a high degree of risk. Investors should carefully consider the information set forth under the heading "Risk Factors."

                        TEXAS BIOTECHNOLOGY CORPORATION

     Texas Biotechnology is a biopharmaceutical company focused on the discovery, development and commercialization of novel synthetic small molecule compounds for the treatment of a variety of vascular diseases, including heparin-induced thrombocytopenia (decrease in platelet count), commonly referred to as HIT, pulmonary hypertension, hypertension and heart failure. We are also developing compounds to treat inflammatory diseases such as asthma and psoriasis. Our research and development programs are focused on inhibitors, commonly referred to as antagonists or blockers, that can interrupt or prevent thrombosis (blood clots), vasospasm (narrowing of blood vessels), hypertension (high blood pressure), inflammation, apoptosis (programmed cell death) and inappropriate angiogenesis (tumor-related vascular growth). Our expertise in vascular biology and the development of small molecule drugs has produced a deep product pipeline, including one compound, NOVASTAN(R), which recently received an approvable letter from the U.S. Food and Drug Administration, commonly referred to as the FDA, two compounds in Phase II clinical trials and several preclinical compounds.

                                 RECENT EVENTS

WE RECEIVED AN FDA APPROVABLE LETTER FOR NOVASTAN(R)

     On February 18, 2000, we received an approvable letter from the FDA for our lead product NOVASTAN(R) (argatroban) as an anticoagulant for prevention or treatment of thrombosis in patients with HIT and HIT with thrombosis syndrome (HIT with blood clots), or HITTS. We refer to both HIT and HITTS as HIT. The approvable letter specifies certain conditions, typically required by the FDA to gain final approval, which include final language for the product label and commitments for Phase IV studies. We believe we will satisfy FDA requirements for securing the final approval for NOVASTAN(R) some time in the second quarter of 2000. In addition, we have filed a Canadian New Drug Submission seeking approval for NOVASTAN(R) as a treatment for HIT. The Therapeutic Products Program, the Canadian equivalent of the FDA, classified this submission as a priority review, and we expect notice in the third quarter of 2000.

     NOVASTAN(R) is targeted at patients who have adverse immune reactions to heparin, the most widely used injectable anticoagulant. Over 10 million patients receive heparin in the U.S. annually. Over 300,000 patients treated with heparin develop HIT each year, which can lead to the formation of potentially life threatening blood clots. NOVASTAN(R) does not promote the adverse immune response that characterizes HIT. Over 100,000 patients have been treated with NOVASTAN(R) in Japan since 1990 for ischemic (blood-clot related) stroke, peripheral arterial occlusion and hemodialysis in patients with antithrombin III deficiency (who do not respond to heparin).

WE ARE PREPARING FOR THE COMMERCIALIZATION OF NOVASTAN(R)

     We expect the commercial launch of NOVASTAN(R) to occur in the second half of 2000 following formal FDA approval. We are working with our U.S./Canadian partner, SmithKline Beecham plc to prepare for the marketing, manufacturing and distribution of NOVASTAN(R). SmithKline has made upfront cash payments, milestone payments, and equity investments of $16.5 million, and may make additional milestone payments. SmithKline will also pay us royalties based on sales of NOVASTAN(R). We have retained the right to co-promote NOVASTAN(R) in the U.S. and Canada for indications other than HIT on a profit sharing basis.

WE ARE PREPARING A SUPPLEMENTAL NDA FOR NOVASTAN(R) FOR USE IN HIT PATIENTS UNDERGOING ANGIOPLASTY

     We are preparing a supplemental new drug application for submission to the FDA during 2000 for NOVASTAN(R)'s use in HIT patients undergoing angioplasty. We expect FDA notification within twelve months after submission of this application. Additionally, we are considering developing NOVASTAN(R) for other indications, including some of those for which the drug has been licensed in Japan.

                              OUR PRODUCT PIPELINE

SITAXSENTAN FOR THE POTENTIAL TREATMENT OF HYPERTENSION AND HEART FAILURE

     Sitaxsentan is our lead compound for the treatment of vasospasm (the constriction of blood flow through blood vessels), a cause of hypertension and congestive heart failure. Sitaxsentan is a synthetic small molecule receptor antagonist that selectively blocks endothelin(A), or ET(A), receptors that are believed to be associated with vasospasm. To date we have completed two Phase II open label clinical trials for sitaxsentan. We are currently conducting a Phase IIA open label clinical trial of sitaxsentan as a treatment for pulmonary hypertension. We expect to complete this trial during the third quarter of 2000 and to begin Phase IIB/III clinical trials by the first quarter of 2001.

     We have a strategic alliance with LG Chemical, Ltd., a member of one of Korea's largest conglomerates, to develop and market sitaxsentan and our second endothelin antagonist compound TBC3711, in Korea, China, India and certain other Asian countries, excluding Japan. We are also actively seeking a pharmaceutical/biotechnology partner with which to collaborate on our endothelin receptor antagonist program in the rest of the world. Human trials for TBC3711 are expected to commence in the second half of 2000.

TBC1269 FOR THE POTENTIAL TREATMENT OF ASTHMA AND PSORIASIS

     TBC1269 is our lead compound for the treatment of inflammatory diseases. TBC1269 is a synthetic small molecule compound that inhibits selectin-mediated cellular adhesion that occurs during inflammation. TBC1269 has shown efficacy both in cell-based and biochemical assays, and in animal models of inflammation. We completed a Phase II clinical trial involving TBC1269's intravenous use in asthma in 1998. We believe the results of this trial, which involved 21 patients, justify further development of the compound. Inhaled and topical versions of the drug are in the preclinical stage for asthma and psoriasis, respectively.

                       RESEARCH AND PRECLINICAL PROGRAMS

     We have several products and drug development programs in the preclinical or research stage. In the area of vasospasm, our compound TBC3711 is in preclinical development for the prevention of congestive heart failure and hypertension, and TBC3214 is in preclinical development for the treatment of cancer. As noted above, in our vascular inflammation program we are developing inhaled and topical forms of TBC1269 for use in asthma and psoriasis, respectively. We are also researching vascular cell adhesion molecules, or VCAM, and very late stage antigen 4, or VLA-4, a member of the integrin family, antagonists for the treatment of asthma and rheumatoid arthritis. We also have programs focused on blocking the activities of chemokine receptors, such as CCR1 and CCR3, and other integrins, such as (alpha)4(beta)7, for the treatment of asthma, multiple sclerosis and inflammatory bowel disease.

     In disease states promoted by improper apoptosis, we are researching TBC4521, a caspase inhibitor for the treatment of acute myocardial infarction and ischemic stroke. We are working with a receptor for age-dependent glycation end-products, or RAGE antagonist, to prevent certain complications of diabetes.

We are also researching a tumor necrosis factor (alpha)(TNF(alpha)) antagonist for the treatment of rheumatoid arthritis.

     We have two other programs in the research stage involving inappropriate angiogenesis and vascular proliferative disease. TBC2576 is a vascular endothelial growth factor, or VEGF, antagonist for the treatment of some cancerous tumors and diabetic retinopathy -- a leading cause of blindness. This compound is meant to halt the formation of new blood vessels that permits the progression of these diseases. Our compound TBC1635 is a research stage fibroblast growth factor, or FGF, antagonist for use in treating post-angioplasty coronary restenosis.

                               BUSINESS STRATEGY

     Our strategy is to identify proprietary, value-added product candidates for targeted indications, and to commercialize selectively those candidates through collaborations with other pharmaceutical and biotechnology companies. When and if appropriate, we intend to co-promote the developed compounds.

     Our research efforts are predominantly focused on one area, the endothelium (inside lining) of the vasculature (blood vessels). Diseases of the vascular endothelium involve substantial rates of mortality and morbidity. As a result, our indications are generally suitable for fast track FDA approval and involve substantial markets. We also focus on small molecule drugs that, when appropriate, can be administered orally, on an outpatient basis, and are cost-effective to manufacture.

     Our executive offices are located at 7000 Fannin Street, 20th Floor, Houston, Texas 77030. Our telephone number is 713-796-8822.

                                  THE OFFERING

Common stock offered by
Texas Biotechnology
  Corporation..............  5,000,000 shares

Common stock to be
outstanding after this
  offering.................  39,392,909 shares

Use of proceeds............  To fund further clinical development of our product candidates, further development of NOVASTAN(R), continued research and development and general corporate purposes. See "Use of Proceeds."

American Stock Exchange
  symbol...................  TXB
---------------

The number of shares of our common stock that will be outstanding after this offering is based on 34,392,909 shares outstanding on December 31, 1999. This number does not include:

     - 3,224,219 shares issuable upon exercise of options outstanding under our employee stock option plans, of which 2,282,057 are currently exercisable at an average exercise price of $4.12 per share;

     - 3,995,394 shares issuable upon exercise of outstanding public warrants with an exercise price of $8.44 per share;

     - 765,578 shares issuable upon exercise of other outstanding warrants with exercise prices ranging from $3.05 to $14.00 per share; and

     - 71,429 shares which are issuable to Genentech, Inc. upon final approval by the FDA of a new drug application relating to NOVASTAN(R).

                             SUMMARY FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The following summary financial data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus.

                                                           YEAR ENDED DECEMBER 31,
                                               -----------------------------------------------
                                                1995      1996      1997      1998      1999
                                               -------   -------   -------   -------   -------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues.....................................  $ 7,234   $ 5,406   $16,908   $ 2,252   $ 2,083
Expenses.....................................   22,348    26,741    23,668    18,854    18,592
                                               -------   -------   -------   -------   -------
Operating loss...............................   15,114    21,335     6,760    16,602    16,509
Other income -- net..........................    1,200       898     1,125     2,088     1,212
                                               -------   -------   -------   -------   -------
  Net loss...................................   13,914    20,437     5,635    14,514    15,297
Preferred dividend requirement...............       --        --     1,153         2        --
                                               -------   -------   -------   -------   -------
  Net loss applicable to common shares.......  $13,914   $20,437   $ 6,788   $14,516   $15,297
                                               =======   =======   =======   =======   =======
  Net loss per share basic and diluted.......  $  0.83   $  0.87   $  0.24   $  0.43   $  0.45
                                               =======   =======   =======   =======   =======
Weighted average common shares used to
  compute basic and diluted net loss per
  share......................................   16,749    23,616    27,746    33,930    34,226
                                               =======   =======   =======   =======   =======

     The following table is a summary of our balance sheet at December 31, 1999. The as adjusted data give effect to the estimated net proceeds from the sale of 5,000,000 shares of common stock in this offering at an offering price of $12.50 per share after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

                                                                DECEMBER 31, 1999
                                                              ---------------------
                                                              ACTUAL    AS ADJUSTED
                                                              -------   -----------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term and long-term
  investments...............................................  $15,170     $73,502
Working capital.............................................   14,477      72,808
Total assets................................................   20,805      79,136
Stockholders' equity........................................   18,590      76,922

                                  RISK FACTORS

     This offering involves a high degree of risk. You should consider carefully the risks and uncertainties described below and the other information in this prospectus, including our financial statements and related notes, before deciding to invest in shares of our common stock. If any of the following risks or uncertainties actually occurs, our business, financial condition and operating results would likely suffer. In that event, the market price of our common stock could decline and you could lose all or part of the money you paid to buy our common stock.

RISKS RELATED TO OUR BUSINESS, INDUSTRY AND STRATEGY

  THERE IS UNCERTAINTY IN THE DEVELOPMENT OF OUR PRODUCTS AND IF WE DO NOT SUCCESSFULLY COMMERCIALIZE OUR PRODUCTS, WE WILL NOT BE PROFITABLE.

     We have not produced or marketed any products and, accordingly, have not begun to generate revenues from the commercialization of our product candidates. To date, our resources have been dedicated to the research and development of NOVASTAN(R) and other small molecule drugs for certain vascular and related inflammatory diseases. We have developed lead compounds in our vasospasm/ hypertension and vascular inflammation programs. The commercial applications of our product candidates will require further investment, research, development, preclinical and clinical testing and regulatory approvals, both foreign and domestic. We cannot assure you that we will be able to develop, produce at reasonable cost, or market successfully, any of our product candidates. Further, these product candidates may require complex delivery systems that may prevent or limit their commercial use. All of our products will require regulatory approval before they may be commercialized. Products, if any, resulting from our research and development programs other than NOVASTAN(R), are not expected to be commercially available for a number of years, and we cannot assure you that any successfully developed products will generate substantial revenues or that we will ever be profitable.

  WE FACE SUBSTANTIAL COMPETITION THAT MAY RESULT IN OTHERS DEVELOPING AND COMMERCIALIZING PRODUCTS MORE SUCCESSFULLY THAN WE DO.

     The biopharmaceutical industry is highly competitive. Our success will depend on our ability to develop products and apply technology and to establish and maintain a market for our products. Potential competitors in the U.S. and other countries include major pharmaceutical and chemical companies, specialized biotechnology firms, universities and other research institutions. Many of our competitors have substantially greater research and development capabilities and experience and greater manufacturing, marketing and financial resources than we do. Accordingly, our competitors may develop products or other novel technologies that are more effective, safer or less costly than any that have been or are being developed by us or may obtain FDA approval for products more rapidly than we are able.

     We expect significant competition for NOVASTAN(R) for the treatment of HIT. The products that compete with NOVASTAN(R) include:

     - Refludan(R), which was approved by the FDA in 1997 for the treatment of HITTS; and

     - Orgaran(R), which is a low molecular weight heparinoid that has been approved for the treatment of deep vein thrombosis, but is being used off-label for the treatment of HIT in the U.S.

     We may also face competition for NOVASTAN(R) in indications other than HIT, when and if such indications are approved by the FDA, including:

     - Revasc(R), which is used in the treatment of deep vein thrombosis following hip surgery and has received regulatory approval in Europe;

     - Angiomax(R), which is being developed as an anticoagulant and is in Phase III trials; and

     - Melagatran, which is being developed as a treatment for deep vein thrombosis and is in Phase II trials.

We cannot assure you that technological development by others will not render our products or product candidates uncompetitive or that we will be successful in establishing or maintaining technological competitiveness.

  WE ARE DEPENDENT ON SMITHKLINE, MITSUBISHI AND OTHER THIRD PARTIES TO FUND, MARKET AND DEVELOP OUR PRODUCTS, INCLUDING NOVASTAN(R).

     We rely on strategic relationships with our corporate partners to provide the financing, marketing and technical support and, in certain cases, the technology necessary to develop and commercialize certain of our product candidates. We have entered into an agreement with Mitsubishi to license rights and technology relating to NOVASTAN(R) in the U.S. and Canada for specified therapeutic indications. Either party may terminate the Mitsubishi agreement on 60 days notice if the other party defaults in its material obligations under the agreement, declares bankruptcy or becomes insolvent, or if a substantial portion of its property is subject to levy. Unless terminated sooner due to the above described termination provisions, the agreement with Mitsubishi expires on the later of the termination of patent rights in a particular country or 20 years after the first commercial sale of products in a particular country.

     We also entered into an agreement with SmithKline in 1997 whereby we granted an exclusive sublicense to SmithKline relating to the continued development and commercialization of NOVASTAN(R). This agreement provides for the payment of royalties and certain milestone payments upon the completion of various regulatory filings and receipt of regulatory approvals. The agreement generally terminates on a country by country basis upon the earlier of the termination of our rights under the agreement with Mitsubishi, the expiration of applicable patent rights, or in the case of certain royalty payments, the introduction of a substantial competitor for NOVASTAN(R) by another pharmaceutical company. SmithKline also has the right to terminate the agreement on a country by country basis by giving us at least three months written notice based on a reasonable determination by SmithKline that the commercial profile of the therapeutic indication in question would not justify continued development or marketing in that country. In addition, either we or SmithKline may terminate our agreement on 60 days notice if the other party defaults in its obligations under the agreement, declares bankruptcy or becomes insolvent.

     Our strategic alliance with LG Chemical, which was signed in 1996 to develop and market compounds derived from our endothelin receptor and selectin antagonist programs, provides us with research and development funds. This alliance gives LG Chemical commercialization rights on some of our products in Korea, China, India and certain other Asian countries, excluding Japan. LG Chemical has the right to terminate future research payments if we fail to meet milestones that were established by the parties, in accordance with the agreement, on an ongoing basis.

     Our success will depend on these and any future strategic alliances. There can be no assurance that we will satisfy the conditions required to obtain additional research or milestone payments under the existing agreements or that we can prevent the termination of these agreements. We cannot assure you that we will be able to enter into future strategic alliances on acceptable terms. The termination of any existing strategic alliances or the inability to establish additional collaborative arrangements may limit our ability to develop our technology and may have a material adverse effect on our business or financial condition.

RISKS RELATING TO CLINICAL AND REGULATORY MATTERS

  THE REGULATORY APPROVAL PROCESS IS COSTLY AND LENGTHY AND WE MAY NOT BE ABLE TO SUCCESSFULLY OBTAIN ALL REQUIRED REGULATORY APPROVALS.

     The preclinical development, clinical trials, manufacturing, marketing and labeling of pharmaceuticals are all subject to extensive regulation by numerous governmental authorities and agencies in the U.S. and other countries. We must obtain regulatory approval for each of our product candidates before marketing or selling any of them. It is not possible to predict how long the approval processes of the FDA or any other applicable federal, state or foreign regulatory authority or agency for any of our products will take or whether any such approvals ultimately will be granted. Positive results in preclinical testing and/or early phases of clinical studies offer no assurance of success in later phases of the approval process. Generally, preclinical and clinical testing of products can take many years, and require the expenditure of substantial resources, and the data obtained from these tests and trials can be susceptible to varying interpretation that could delay, limit or prevent regulatory approval. Any delay in obtaining, or failure to obtain, approvals could adversely affect the marketing of our products and our ability to generate product revenue.

     The risks associated with the approval process include:

     - delays or rejections in the regulatory approval process based on the failure of clinical or other data to meet expectations, or the failure of the product to meet a regulatory agency's requirements for safety, efficacy and quality; and

     - regulatory approval, if obtained, may significantly limit the indicated uses for which a product may be marketed.

  OUR CLINICAL TRIALS COULD TAKE LONGER TO COMPLETE AND COST MORE THAN WE EXPECT, WHICH MAY RESULT IN OUR DEVELOPMENT PLANS BEING SIGNIFICANTLY DELAYED.

     We will need to conduct clinical studies of all of our product candidates. These studies are costly, time consuming and unpredictable. Any unanticipated costs or delays in our clinical studies could cause us to expend substantial additional funds or to delay or modify our plans significantly, which would harm our business, financial condition and results of operations. The factors that could contribute to such cost, delays or modifications include:

     - the cost of conducting human clinical trials for any potential product. These costs can vary dramatically based on a number of factors, including the order and timing of clinical indications pursued and the development and financial support from corporate partners; and

     - intense competition in the pharmaceutical market, which may make it difficult for us to obtain sufficient patient populations or clinician support to conduct our clinical trials as planned.

  EVEN IF WE OBTAIN MARKETING APPROVAL, OUR PRODUCTS WILL BE SUBJECT TO ONGOING REGULATORY OVERSIGHT WHICH MAY AFFECT THE SUCCESS OF OUR PRODUCTS.

     Any regulatory approvals that we receive for a product may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for potentially costly post-marketing follow-up Phase IV studies. After we obtain marketing approval for any product, the manufacturer and the manufacturing facilities for that product will be subject to continual review and periodic inspections by the FDA and other regulatory authorities. The subsequent discovery of previously unknown problems with the product or with the manufacturer or facility, may result in restrictions on the product or manufacturer, including withdrawal of the product from the market.

     If we fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

RISKS RELATING TO FINANCING OUR BUSINESS

  WE HAVE A HISTORY OF OPERATING LOSSES AND AN ACCUMULATED DEFICIT, AND WE MAY NOT BE SUCCESSFUL IN RAISING ADDITIONAL FUNDS IN THE FUTURE.

     We have been unprofitable to date and expect to incur operating losses for the next several years as we invest in product research and development, preclinical and clinical testing and regulatory compliance. We will require substantial additional funding to complete the research and development of our product candidates, to establish commercial scale manufacturing facilities, if necessary, and to market our products.

We have accumulated approximately $99.9 million in net losses through December 31, 1999. Estimates of our future capital requirements will depend on many factors, including:

     - market acceptance and commercial success of NOVASTAN(R);

     - continued scientific progress in our drug discovery programs;

     - the magnitude of these programs;

     - progress with preclinical testing and clinical trials;

     - the time and costs involved in obtaining regulatory approvals;

     - the costs involved in filing, prosecuting and enforcing patent claims;

     - competing technological and market developments and changes in our existing research relationships;

     - our ability to maintain and establish additional collaborative arrangements;

     - effective commercialization activities and arrangements; and

     - the amount of proceeds, if any, that we receive upon the exercise of our outstanding warrants.

     Subject to these factors, we anticipate that the net proceeds from this offering, together with our existing capital resources and other revenue sources, should be sufficient to fund our cash requirements through the end of 2003 without considering the impact of revenues from NOVASTAN(R). Notwithstanding revenues, which may be produced through sales of potential future products if approved, we anticipate that we will need to secure additional funds to continue the required levels of research and development to reach our long-term goals. We intend to seek such additional funding through collaborative arrangements and/or through public or private financings.

     We cannot assure you that additional financing will be available, or, if available, that it will be available on acceptable terms. If additional funds are raised by issuing securities, further dilution of the equity ownership of existing stockholders will result. If adequate funds are not available, we may be required to delay, scale back or eliminate one or more of our drug discovery or development programs or obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, product candidates or products that we would not otherwise relinquish.

  WE MAY EXPERIENCE SIGNIFICANT FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS.

     We have historically experienced, and expect to continue to experience for the foreseeable future, significant fluctuations in our quarterly operating results. These fluctuations are due to a number of factors, many of which are outside of our control, and may result in volatility of our stock price. Future operating results will depend on many factors, including:

     - demand for our products;

     - regulatory approvals for our products;

     - the timing of the introduction and market acceptance of new products by us or competing companies; and

     - the timing and magnitude of certain research and development expenses.

  MANAGEMENT MAY INVEST OR SPEND THE PROCEEDS OF THIS OFFERING IN WAYS WITH WHICH YOU MAY NOT AGREE AND IN WAYS THAT MAY NOT YIELD A RETURN.

     We will retain broad discretion over the use of proceeds from this offering. Stockholders may not deem such uses desirable, and our use of the proceeds may not yield a significant return or any return at all. We intend to use a majority of the proceeds from this offering for research and clinical development of our product candidates, further development of NOVASTAN(R) and other general corporate purposes. Because of the number and variability of factors that determine our use of the net proceeds from this offering, we cannot assure you that these uses will not vary substantially from our currently planned uses.

RISKS RELATED TO ONGOING OPERATIONS

  WE ARE DEPENDENT ON QUALIFIED PERSONNEL.

     Our success is highly dependent on our ability to attract and retain qualified scientific and management personnel. The loss of the services of the principal members of our management and scientific staff including David B. McWilliams, our President and Chief Executive Officer, and Richard A.F. Dixon, Ph.D., our Vice President of Research and Development, may impede our ability to bring products to market. In order to commercialize products, we must maintain and expand our personnel as needs arise in the areas of research, clinical trial management, manufacturing, sales and marketing. We face intense competition for such personnel from other companies, academic institutions, government entities and other organizations. We cannot assure you that we will be successful in hiring or retaining qualified personnel. Managing the integration of new personnel and our growth in general could pose significant risks to our development and progress.

     We also rely on consultants and advisors to assist us in formulating our research and development strategy. All our consultants and advisors are either self-employed or employed by other organizations, and they may have other commitments such as consulting or advisory contracts with other organizations that may affect their ability to contribute to us.

  THE HAZARDOUS MATERIAL WE USE IN OUR RESEARCH AND DEVELOPMENT COULD RESULT IN SIGNIFICANT LIABILITIES, WHICH MAY EXCEED OUR INSURANCE COVERAGE.

     Our research and development activities involve the use of hazardous materials. While we believe that we are currently in substantial compliance with federal, state and local laws and regulations governing the use of these materials, accidental injury or contamination may occur. Any such accident or contamination could result in substantial liabilities, which could exceed the policy limits of our insurance coverage and financial resources. Additionally, the cost of compliance with environmental and safety laws and regulations may increase in the future.

  WE MAY BE SUED FOR PRODUCT LIABILITY, WHICH MAY PREVENT OR INTERFERE WITH THE DEVELOPMENT OR COMMERCIALIZATION OF OUR PRODUCTS.

     Because our products and product candidates are new treatments, with limited, if any, past use on humans, serious undesirable and unintended side effects may arise. We may be subject to product liability claims that are inherent in the testing, manufacturing, marketing and sale of pharmaceutical products. These claims could expose us to significant liabilities that could prevent or interfere with the development or commercialization of our products and seriously impair our financial position. Product liability insurance is generally expensive for biopharmaceutical companies such as ours. We maintain product liability insurance coverage in the total amount of $2.0 million for claims arising from the use of our products in clinical trials prior to FDA approval. Under the agreements with Mitsubishi and SmithKline, we are obligated to acquire additional coverage upon the commencement of sale of NOVASTAN(R). Our existing coverage will not be adequate as we further develop products and start to sell NOVASTAN(R). We cannot assure you that we will be able to maintain our existing insurance coverage or obtain additional coverage on commercially reasonable terms for liability arising from the use of our other products in the future. Also, this insurance coverage and our resources may not be sufficient to satisfy any liability resulting from product liability claims and a product liability claim may have a material adverse effect on our business, financial condition or results of operations.

RISKS RELATING TO PRODUCT MANUFACTURING AND SALES

  WE HAVE NO MANUFACTURING, MARKETING OR SALES EXPERIENCE.

     We have no manufacturing, marketing or product sales experience. If we develop any commercially marketable products, we cannot assure you that contract manufacturing services will be available in sufficient capacity to supply our product needs on a timely basis. If we decide to build or acquire commercial scale manufacturing capabilities, we will require additional management and technical personnel and additional capital.

     If in the future, we decide to perform sales and marketing activities ourselves, we would face a number of additional risks, including:

     - we may not be able to attract and build a significant marketing or sales force;

     - the cost of establishing a marketing or sales force may not be justifiable in light of product revenues; and

     - our direct sales and marketing efforts may not be successful.

  WE CANNOT ASSURE YOU THAT THE RAW MATERIALS NECESSARY FOR THE MANUFACTURE OF OUR PRODUCTS WILL BE AVAILABLE IN SUFFICIENT QUANTITIES OR AT A REASONABLE COST.

     Complications or delays in obtaining raw materials or in product manufacturing could delay the submission of products for regulatory approval and the initiation of new development programs, each of which could materially impair our competitive position and potential profitability. We can give no assurance that we will be able to enter into any other supply arrangements on acceptable terms, if at all.

  WE ARE DEPENDENT ON A SINGLE SUPPLIER OF NOVASTAN(R).

     At the present time, Mitsubishi is the only manufacturer of NOVASTAN(R) in bulk form. Mitsubishi has entered into a supply agreement with SmithKline to supply NOVASTAN(R) in bulk to meet SmithKline's and our needs. Should Mitsubishi fail during any consecutive nine-month period to supply SmithKline with at least 80% of its requirements, and such requirements cannot be satisfied by existing inventories, the supply agreement with Mitsubishi provides for the nonexclusive transfer of the production technology to SmithKline. However, in the event Mitsubishi terminates manufacturing NOVASTAN(R) or defaults in its supply commitment, we cannot assure you that SmithKline will be able to commence manufacturing of NOVASTAN(R) in a timely manner or that alternate sources of bulk NOVASTAN(R) will be available at reasonable cost, if at all. If SmithKline cannot commence the manufacturing of NOVASTAN(R) or alternate sources of supply are unavailable or are not available on commercially reasonable terms, it could harm our profitability. In addition, finishing and packaging has only been arranged with one manufacturing facility in the U.S.

  OUR PRODUCTS, INCLUDING NOVASTAN(R), EVEN IF APPROVED BY THE FDA OR FOREIGN REGULATORY AGENCIES, MAY NOT BE ACCEPTED BY HOSPITALS, INSURERS OR PATIENTS.

     The FDA granted us an approvable letter on February 18, 2000 for our lead product, NOVASTAN(R). A final approval from the FDA to market NOVASTAN(R) is dependent upon our agreement with the FDA on final labeling and is contingent upon any Phase IV clinical studies which may be required in post marketing studies. We can give no guarantee that we will be able to attain final FDA approval.

     If any of our products, including NOVASTAN(R), after receiving FDA or other foreign regulatory approval, fail to achieve market acceptance, our ability to become profitable in the future will be adversely affected. We believe that market acceptance will depend on our ability to provide acceptable evidence of safety, efficacy and cost effectiveness. In addition, market acceptance depends on the effectiveness of our marketing strategy and the availability of reimbursement for our products.

  THE SUCCESSFUL COMMERCIALIZATION OF OUR PRODUCTS IS DEPENDENT ON PHARMACEUTICAL PRICING AND THIRD-PARTY REIMBURSEMENT.

     In recent years, there have been numerous proposals to change the health care system in the United States. Some of these proposals have included measures that would limit or eliminate payments for medical procedures and treatments or subject the pricing of pharmaceuticals to government control. In addition, government and private third-party payors are increasingly attempting to contain health care costs by limiting both the coverage and the level of reimbursement of drug products. Consequently, the reimbursement status of newly approved health care products is highly uncertain, and there can be no assurance that third-party coverage will be available or that available third-party coverage will enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. Our long-term ability to market products successfully may depend in part on the extent to which reimbursement for the cost of such products and related treatment will be available. Third-party payors are increasingly challenging the prices of medical products and services. Furthermore, inadequate third-party coverage may reduce market acceptance of our products. Significant changes in the health care system in the United States or elsewhere could have a material adverse effect on our business and financial performance.

RISKS RELATING TO INTELLECTUAL PROPERTY

  WE MAY NOT BE ABLE TO PROTECT PROPRIETARY INFORMATION AND OBTAIN PATENT PROTECTION.

     We actively seek patent protection for our proprietary technology, both in the U.S. and in other areas of the world. However, the patent positions of pharmaceutical and biotechnology companies, including us, are generally uncertain and involve complex legal, scientific and factual issues. Intellectual property is an uncertain and developing area of the law that is potentially subject to significant change. Our success will depend significantly on our ability to:

     - obtain patents;

     - protect trade secrets;

     - operate without infringing upon the proprietary rights of others; and

     - prevent others from infringing on our proprietary rights.

     We cannot assure you that patents issued to or licensed by us will not be challenged, invalidated or circumvented, or that the rights granted will provide competitive advantages to us. We cannot assure you that our patent applications or pending patent applications, if and when issued, will be valid and enforceable and withstand litigation. We cannot assure you that others will not independently develop substantially equivalent or superseding proprietary technology or that an equivalent product will not be marketed in competition with our products, thereby substantially reducing the value of our proprietary rights. We may experience a significant delay in obtaining patent protection for our products as a result of a substantial backlog of pharmaceutical and biotechnology patent applications at the U.S. Patent and Trademark Office, commonly known as the PTO. Because patent applications in the U.S. are maintained in secrecy until patents issue, other competitors may have filed or maintained patent applications for technology used by us or covered by pending applications without our being aware of these applications. In addition, patent protection, even if obtained, is affected by the limited period of time for which a patent is effective.

     We could also incur substantial costs in defending any patent infringement suits or in asserting any patent rights, including those granted by third parties, in a suit with another party. The PTO could institute interference proceedings involving us in connection with one or more of our patents or patent applications, and such proceedings could result in an adverse decision as to priority of invention. The PTO or a comparable agency in a foreign jurisdiction could also institute re-examination or opposition proceedings against us in connection with one or more of our patents or patent applications and such proceedings could result in an adverse decision as to the validity or scope of the patents.

     We may be required to obtain licenses to patents or other proprietary rights from third parties. We cannot assure you that any licenses required under any patents or proprietary rights would be made available on acceptable terms, if at all. If we are unable to obtain required licenses, we could encounter delays in product introductions while we attempt to design around blocking patents, or we could find that the development, manufacture or sale of products requiring such licenses could be foreclosed.

  IF WE ARE UNABLE TO KEEP OUR TRADE SECRETS CONFIDENTIAL, OUR TECHNOLOGY AND INFORMATION MAY BE USED BY OTHERS TO COMPETE AGAINST US.

     We rely significantly on trade secrets, know-how and continuing technological advancement to maintain our competitive position. We try to protect this information by entering into confidentiality agreements with our employees and consultants, which contain assignment of invention provisions. Notwithstanding these agreements, others may gain access to these trade secrets, such agreements may not be honored and we may not be able to protect effectively our rights to our unpatented trade secrets. Moreover, our trade secrets may otherwise become known or independently developed by our competitors.

RISKS RELATED TO OUR COMMON STOCK OUTSTANDING

  OUR STOCK PRICE COULD BE VOLATILE, WHICH COULD CAUSE YOU TO LOSE PART OR ALL OF YOUR INVESTMENT.

     The stock market has from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. In particular, the market price of our common stock, like that of the securities of other biopharmaceutical companies, has been and may be highly volatile. Factors such as announcements concerning technological innovations, new commercial products or procedures by us or our competitors, proposed governmental regulations and developments in both the U.S. and foreign countries, disputes relating to patents or proprietary rights, publicity regarding actual or potential medical results relating to products under development by us or our competitors, public concern as to the safety of biotechnology products, and economic and other external factors, as well as period-to-period fluctuations and financial results, may have a significant effect on the market price of our common stock and public warrants.

     From time to time, there has been limited trading volume with respect to our common stock. In addition, there can be no assurance that there will continue to be a trading market or that any securities research analysts will continue to provide research coverage with respect to our common stock. It is possible that such factors will adversely affect the market for our common stock.

  THE NUMBER OF SHARES OF OUR COMMON STOCK ELIGIBLE FOR FUTURE SALE, INCLUDING WARRANTS WHICH ARE CURRENTLY EXERCISABLE, COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR STOCK.

     As of December 31, 1999, substantially all of our outstanding shares of common stock were eligible for immediate sale in the public market. Moreover, the resale of approximately 2.5 million outstanding shares are covered by currently effective Form S-3 registration statements.

     As part of our initial public offering, warrants covering approximately 4.1 million shares of common stock were issued. Warrants covering 3,995,394 shares remain outstanding and the shares of common stock issuable upon exercise are registered for resale under a registration statement. These warrants trade on AMEX and are presently exercisable at a price of $8.44. The warrants expire on December 31, 2000 and are callable upon the stock reaching certain benchmarks. If all of these warrants are exercised, our currently outstanding shares will number 38,388,303, and we will receive $33.7 million in proceeds from the exercise.

     As of December 31, 1999, we have reserved approximately 8.1 million shares of common stock for issuance under outstanding options, warrants (including the publicly traded warrants) and other contingent agreements. Approximately 7.4 million of these shares of reserved common stock are registered for sale or resale on currently effective registration statements, and substantially all of the remaining shares of reserved common stock are entitled to registration rights. The issuance of a significant number of shares of common stock upon the exercise of stock options and warrants, or the sale of a substantial number of shares of common stock under Rule 144 or otherwise, could adversely affect the market price of the common stock.

  INVESTORS IN THIS OFFERING WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION AND WILL NOT RECEIVE ANY DIVIDENDS.

     We expect that the public offering price of our common stock in this offering will be substantially higher than the net tangible book value per share of our outstanding common stock. As of December 31, 1999, our net tangible book value was $18.6 million, and, on a pro forma basis, our net tangible book value after this offering will be $76.9 million. Investors in our common stock through this offering will experience immediate and substantial dilution of approximately $10.55 per share of common stock. Future equity financings may cause further dilution to investors. We have never paid dividends on our common stock and will not pay dividends in the foreseeable future. See "Dilution."

  CERTAIN ANTI-TAKEOVER PROVISIONS IN OUR CERTIFICATE OF INCORPORATION AND DELAWARE LAW MAY DETER OR PREVENT A CHANGE IN CONTROL OF OUR COMPANY, EVEN IF THAT CHANGE WOULD BE BENEFICIAL TO OUR STOCKHOLDERS.

     Our Certificate of Incorporation and the provisions of Section 203 of the Delaware General Corporation Law contain certain provisions that may delay or prevent an attempt by a third party to acquire control of us. In addition, the severance provisions of employment agreements with certain members of management could impede an attempted change of control by a third party.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact included in and incorporated by reference into this prospectus are forward-looking statements. These forward looking statements include, without limitation, statements regarding our estimate of the sufficiency of our existing capital resources and our ability to raise additional capital to fund cash requirements for future operations, and regarding the uncertainties involved in the drug development process and the timing of regulatory approvals required to market these drugs. Although we believe that the expectations reflected in these forward looking statements are reasonable, we can not give any assurance that such expectations reflected in these forward looking statements will prove to have been correct. The ability to achieve our expectations is contingent upon a number of factors, which include, without limitation:

     - market acceptance and commercial success of NOVASTAN(R);

     - ongoing cost of research and development activities;

     - cost of clinical development of product candidates;

     - attainment of research and clinical goals of product candidates;

     - timely approval of our product candidates by appropriate governmental and regulatory agencies;

     - effect of any current or future competitive products;

     - ability to manufacture and market products commercially;

     - retention of key personnel; and

     - capital market conditions.

     When used in this prospectus, the words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of important reasons, including those discussed under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this prospectus.

     You should read these statements carefully because they discuss our expectations about our future performance, contain projections of our future operating results or our future financial condition, or state other "forward-looking" information. Before you invest in our common stock, you should be aware that the occurrence of any of the events described in these risk factors and elsewhere in this prospectus could substantially harm our business, results of operations and financial condition and that upon the occurrence of any of these events, the trading price of our common stock could decline, and you could lose all or part of your investment.

     We cannot guarantee any future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update any of the forward-looking statements in this prospectus after the date of this prospectus.

                                USE OF PROCEEDS

     We estimate that we will receive net proceeds of approximately $58.3 million from the sale of 5,000,000 shares of our common stock in this offering, $65.2 million if the underwriters' over-allotment option is exercised in full, at a public offering price of $12.50 per share and after deduction of the underwriting discounts and estimated offering expenses payable by us.

     We intend to use the net proceeds from this offering for:

     - further clinical development of our product candidates sitaxsentan, TBC3711 and TBC1269;

     - further development of NOVASTAN(R);

     - further research and development of our other product candidates; and

     - general corporate purposes, including capital expenditures, expansion of facilities and other working capital requirements.

     The preceding represents estimates only and actual allocation of the net proceeds for such purposes and timing of the expenditures will be dependent on various factors, including the acceptance and sales results of NOVASTAN(R) in the commercial markets, progress of our research and development programs, the results of preclinical and clinical trials, the timing of regulatory approvals, competitive developments, payments, if any, under any collaborative arrangements we enter into and the availability of additional financing. These expenditures are likely to be substantial and to exceed the net proceeds of this offering. We may also use a portion of the net proceeds to acquire, by license, purchase or other arrangement, businesses, technologies, or products that complement our business, although we do not have any agreement or understanding, nor are we presently engaged in any discussions or negotiations, with respect to any acquisition, and there can be no assurance that any acquisition will be made. Our board of directors has broad discretion in determining how the net proceeds of this offering will be applied.

     Pending ultimate use, the net proceeds from this offering will be invested with other funds that we have on hand in cash equivalents and short-term and long-term investments, including U.S. government securities and high-grade corporate investments, commercial paper and bankers acceptances, at our discretion.

                          PRICE RANGE OF COMMON STOCK

     Our common stock and our common stock purchase warrants are traded on the American Stock Exchange. Our common stock trades under the symbol "TXB" and our redeemable common stock purchase warrant trades under the symbol "TXB.WS." The following table sets forth, for the periods indicated, the high and low sale prices for the common stock and redeemable common stock purchase warrants as reported by the consolidated transaction reporting system.

                                                 COMMON STOCK       PUBLIC WARRANTS
                                                 -------------      ---------------
                                                 HIGH      LOW      HIGH       LOW
                                                 ----      ---      -----      ----
YEAR ENDED DECEMBER 31, 1998
  First Quarter................................    7 13/16  5 3/8     1 1/2       9/16
  Second Quarter...............................    9 1/2    3 3/4     2 3/4       1/8
  Third Quarter................................    6        2 9/16     5/8       1/8
  Fourth Quarter...............................    5 1/4    2 7/16     3/4       1/16
YEAR ENDED DECEMBER 31, 1999
  First Quarter................................    5 1/8    3 5/8      3/4       5/16
  Second Quarter...............................    4 13/16  3 1/2      5/8       5/16
  Third Quarter................................    5 1/16   3 1/2      3/4       1/4
  Fourth Quarter...............................    7 15/16  3 11/16   2           3/8
YEAR ENDED DECEMBER 31, 2000
  First Quarter................................   23 3/4    6 3/8    15          1 1/2
  Second Quarter (through April 6).............   14 3/8   11 3/8     6 1/4      3 5/16

     As of April 6, 2000 there were approximately 502 holders of record of our common stock and approximately 19,500 beneficial holders. In addition, there were approximately 19 holders of record of our redeemable common stock purchase warrants and approximately 1,000 beneficial holders.

                                DIVIDEND POLICY

     We have never declared or paid dividends on our common stock. We do not anticipate paying any cash dividends in the foreseeable future. We intend to retain any future earnings to finance our growth strategy and ongoing business. Payment of future dividends, if any, will be at the discretion of the board of directors after reviewing various factors, including our financial condition and operating results, current and anticipated cash needs and restrictions which may be in effect in any future financing agreement.

                                 CAPITALIZATION

     The following table sets forth our capitalization at December 31, 1999:

     - on an actual basis; and

     - on an as adjusted basis to reflect our estimated net proceeds from the sale of 5,000,000 shares of common stock after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us based upon a public offering price of $12.50 per share.

                                                                DECEMBER 31, 1999
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Stockholders' equity:
  Preferred Stock, par value $.005 per share, 5,000,000
     shares authorized; none outstanding....................  $  --       $ --
  Common Stock, par value $.005 per share, 75,000,000 shares authorized; 34,392,909 shares outstanding; 39,392,909
     shares outstanding, as adjusted(1).....................       172         197
  Additional paid-in capital................................   118,317     176,624
  Accumulated deficit.......................................   (99,899)    (99,899)
                                                              --------    --------
          Total stockholders' equity........................    18,590      76,922
                                                              --------    --------
  Total capitalization......................................  $ 18,590    $ 76,922
                                                              ========    ========

---------------

(1) This information is as of December 31, 1999 and does not include:

     - 3,224,219 shares of common stock issuable upon exercise of options outstanding under our stock option plans, which are currently exercisable for 2,282,057 shares at a weighted average exercise price of $4.12;

     - 3,995,394 shares of common stock issuable upon exercise of our redeemable common stock purchase warrants at an exercise price of $8.44 per share;

     - 765,578 shares of common stock issuable upon exercise of other outstanding warrants with exercise prices ranging from $3.05 to $14.00 per share; and

     - the issuance to Genentech of an additional 71,429 shares of common stock upon final approval by the FDA of a new drug application relating to NOVASTAN(R).

                                    DILUTION

     Our net tangible book value as of December 31, 1999 was approximately $18.6 million, or $0.54 per share of common stock. "Net tangible book value" per share represents the amount of our total tangible assets less total liabilities, divided by the total number of shares of common stock outstanding. After giving effect to this offering and the application of the estimated net proceeds as described in "Use of Proceeds," our pro forma net tangible book value as of December 31, 1999 would have been approximately $76.9 million or $1.95 per share. This represents an immediate increase in net tangible book value of $1.41 per share to existing stockholders and an immediate dilution in net tangible book value of $10.55 per share to investors purchasing shares of common stock in this offering. The following table illustrates this per share dilution:

          Public offering price.............................  $12.50
          Net tangible book value prior to this
          offering......................................0.54
          Increase per share attributable to sales of shares
          in this offering..............................1.41
                                                        ----
          Pro forma net tangible book value after this
          offering..........................................    1.95
                                                              ------
          Dilution in net tangible book value to investors
          in this offering..................................  $10.55
                                                              ======

     The following table summarizes, on a pro forma basis as of December 31, 1999, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by the existing stockholders and by the investors purchasing shares of common stock in this offering, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

                                                                                          AVERAGE
                                        SHARES PURCHASED         TOTAL CONSIDERATION       PRICE
                                      ---------------------    -----------------------      PER
                                        NUMBER      PERCENT       AMOUNT       PERCENT     SHARE
                                      ----------    -------    ------------    -------    -------
Existing shareholders...............  34,392,909     87.3%     $126,497,000     66.9%     $ 3.68
New investors.......................   5,000,000     12.7%       62,500,000     33.1%     $12.50
                                      ----------    ------     ------------    ------
          Total.....................  39,392,909    100.0%     $188,997,000    100.0%
                                      ==========    ======     ============    ======

     The foregoing tables assume no exercise of options or warrants after December 31, 1999. As of December 31, 1999, these tables do not include:

     - 3,224,219 shares of common stock issuable upon exercise of options outstanding under our stock option plans, which are currently exercisable for 2,282,057 shares at a weighted average exercise price of $4.12;

     - 3,995,394 shares of common stock issuable upon exercise of our redeemable common stock purchase warrants at an exercise price of $8.44 per share;

     - 765,578 shares of common stock issuable upon exercise of other outstanding warrants with exercise prices ranging from $3.05 to $14.00 per share; and

     - the issuance to Genentech of an additional 71,429 shares of common stock upon final approval by the FDA of a new drug application relating to NOVASTAN(R).

                            SELECTED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The selected financial data set forth below for each of the years in the five-year period ended December 31, 1999 are derived from our consolidated audited financial statements. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and notes thereto included elsewhere in this prospectus.

                                                           YEAR ENDED DECEMBER 31,
                                               -----------------------------------------------
                                                1995      1996      1997      1998      1999
                                               -------   -------   -------   -------   -------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues.....................................  $ 7,234   $ 5,406   $16,908   $ 2,252   $ 2,083
Expenses:
  Research and development...................   14,950    22,252    16,833    14,123    12,793
  Charge for purchase of in-process research
     and development.........................    2,061        --     1,075       134        --
  General and administrative.................    4,693     4,068     5,760     4,597     5,799
  Restructuring and impairment of intangible
     assets..................................      644       421        --        --        --
                                               -------   -------   -------   -------   -------
          Total expenses.....................   22,348    26,741    23,668    18,854    18,592
                                               -------   -------   -------   -------   -------
Operating loss...............................   15,114    21,335     6,760    16,602    16,509
                                               -------   -------   -------   -------   -------
Other income (expense):
  Interest income............................    1,201       898     1,123     2,088     1,212
  Interest expense...........................       (1)       --        --        --        --
  Other......................................       --        --         2        --
                                               -------   -------   -------   -------   -------
          Other income, net..................    1,200       898     1,125     2,088     1,212
                                               -------   -------   -------   -------   -------
Net loss.....................................   13,914    20,437     5,635    14,514    15,297
  Preferred dividend requirement.............       --        --     1,153         2        --
                                               -------   -------   -------   -------   -------
  Net loss applicable to common shares.......  $13,914   $20,437   $ 6,788   $14,516   $15,297
                                               =======   =======   =======   =======   =======
Net loss per share basic and diluted.........  $  0.83   $  0.87   $  0.24   $  0.43   $  0.45
                                               =======   =======   =======   =======   =======
Weighted average common shares used to
  compute basic and diluted net loss per
  share......................................   16,749    23,616    27,746    33,930    34,226
                                               =======   =======   =======   =======   =======

                                                                DECEMBER 31,
                                               -----------------------------------------------
                                                1995      1996      1997      1998      1999
                                               -------   -------   -------   -------   -------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short and
  long-term investments......................  $13,920   $13,390   $43,707   $30,376   $15,170
Working capital..............................   11,927    10,110    42,815    27,907    14,477
Total assets.................................   18,926    18,180    48,798    36,106    20,805
Shareholders' equity.........................   15,710    13,627    46,167    33,236    18,590

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

     The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes to the financial statements included elsewhere in this prospectus.

     Since our inception in 1989, we have primarily devoted our resources to funding drug discovery research and development. We have been unprofitable to date and expect to incur substantial operating losses for the next several years as we invest in product research and development, preclinical and clinical testing and regulatory compliance. We have sustained net losses of approximately $99.9 million from the date of our inception to December 31, 1999. We have primarily financed our operations to date through:

     - private placements of common stock, which raised an aggregate of $34.3 million in net proceeds;

     - our initial public offering, which raised an aggregate of $24.2 million in net proceeds including the over-allotment sold in January 1994;

     - a private placement of 5% preferred stock on March 14, 1997, which raised approximately $6.0 million in net proceeds; and

     - a subsequent public offering, which closed during October 1997 and raised approximately $26.7 million in net proceeds.

     On July 25, 1994, we acquired all of the outstanding stock of ImmunoPharmaceutics in exchange for 1,599,958 shares of our common stock, and later issued an additional 1,399,917 shares of our common stock upon satisfaction of certain research milestones. ImmunoPharmaceutics' financial results have been included in our financial statements since August 1, 1994. In March 1996, ImmunoPharmaceutics' remaining operations in California were consolidated into our Houston operations.

     During October 1996, we signed a research and common stock purchase agreement with LG Chemical. LG Chemical purchased 1,250,000 shares of our common stock for $5.0 million and committed to pay us up to $10.7 million over a five year period to develop two compounds in clinical development. Of this amount, $6.1 million has been paid (of which $1.0 million was receivable at December 31, 1999). Furthermore, $1.0 million will be paid on June 30 and December 31, 2000, and $1.3 million will be paid on June 30 and December 31, 2001.

     In August 1997, we entered into an agreement with SmithKline whereby we granted SmithKline the exclusive right to work with us in the development and commercialization of NOVASTAN(R) in the U.S. and Canada for specified indications. Upon execution of the agreement, SmithKline paid an $8.5 million license fee, a $5.0 million milestone payment in October 1997 and has also committed to pay up to a total of $15.0 million in additional milestone payments based on the clinical development and FDA approval of NOVASTAN(R) for the indications of HIT and acute myocardial infarction. Future milestone payments for the acute myocardial infarction indication are subject to SmithKline's agreement to market NOVASTAN(R) for the acute myocardial infarction indication. At this time, SmithKline has no plans to conduct development work for the acute myocardial infarction and stroke indications. We are evaluating the feasibility of developing NOVASTAN(R) for ischemic stroke and possibly other indications. In connection with the agreement, SmithKline purchased 176,922 shares of our common stock for $1.0 million and an additional 400,000 shares of our common stock for $2.0 million in conjunction with our public offering, which closed during October 1997.

     Our operating results have fluctuated significantly during each quarter, and we anticipate that such fluctuations, which are largely attributable to varying research and development commitments and expenditures, will continue for the next several years.

RESULTS OF OPERATIONS FOR YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

     Revenues were $2.1 million, $2.3 million and $16.9 million during 1999, 1998 and 1997, respectively. For the years 1999, 1998 and 1997, revenues included $2.0 million, $2.3 million and $16.9 million from research agreements, commercialization agreements and collaborations with various other companies. Revenues from research agreements in 1999 and 1998 include research payments from LG Chemical. In 1997 revenues include research payments from LG Chemical and a license fee of $8.5 million and a milestone payment of $5.0 million from SmithKline. Interest income was $1.2 million, $2.1 million and $1.1 million, for the years 1999, 1998 and 1997, respectively. Interest income for the year 1998 was significantly higher over 1999 and 1997 due to investment of funds received in conjunction with the agreement with SmithKline and a secondary public offering of common stock completed in October 1997.

     Research and development expenses decreased 9% from $14.1 million in 1998 to $12.8 million in 1999 and decreased 16% from $16.8 million in 1997 to $14.1 million in 1998. The decrease from 1998 to 1999 was due primarily to the completion of certain Phase II clinical trials related to sitaxsentan (TBC11251) and the selectin antagonist programs net of expenses incurred during 1998 for a new drug application, commonly referred to as an NDA, submission for NOVASTAN(R). The decrease from 1997 to 1998 was due primarily to reduced spending on clinical trials for NOVASTAN(R) that were completed in 1998 and one-time charges during 1997 associated with the license of NOVASTAN(R).

     Non-cash charges for the purchase of in-process research and development decreased from $1.1 million in 1997 to $134,000 in 1998 because of common stock issued pursuant to the NOVASTAN(R) license agreement and for stock issued under a research collaboration agreement signed in 1998, respectively. During 2000, if a final approval is granted by the FDA for NOVASTAN(R), we will issue 71,429 shares of common stock to Genentech, the prior licensee of NOVASTAN(R). Upon approval, the value of the stock will be charged to expense over future periods based on the remaining patent life of NOVASTAN(R).

     General and administrative expenses increased 26% from $4.6 million in 1998 to $5.8 million in 1999 and decreased 20% from $5.8 million in 1997 to $4.6 million in 1998. The increase in 1999 over 1998 was due primarily to approximately $187,500 accrued for settlement of a lawsuit, increased patent legal fees and increased consulting fees related to NOVASTAN(R) incurred in 1999. The decrease in 1998 from 1997 was primarily because of a $1.0 million non-cash charge related to the 1997 extension of the exercise period for certain stock options and higher patent legal fees in 1997.

     Rent and related building services, which are a component of both research and development and general and administrative expenses, were approximately $1.0 million in 1999, 1998 and 1997. There was an increase of approximately $69,000 in 1999 from 1998 due primarily to an increase in leased space during 1999.

     We incurred net losses applicable to common shares of $15.3 million, $14.5 million and $6.8 million for the years ended December 31, 1999, 1998 and 1997, respectively.

LIQUIDITY AND CAPITAL RESOURCES

     We have financed our research and development activities to date principally through:

     - private placements of our common and preferred stock;

     - our initial public offering and subsequent offerings of our common stock;

     - issuances of common stock in conjunction with acquisitions, research and collaboration agreements and upon exercises of stock options and warrants;

     - milestone and research payments received in conjunction with research and collaborative agreements; and

     - investment income, net of interest expense.

     At December 31, 1999 we had cash, cash equivalents and short-term and long-term investments of $15.2 million.

     We expect to incur substantial research and development expenditures as we design and develop biopharmaceutical products for the prevention and treatment of cardiovascular and other diseases. We anticipate that our operating expenses will increase during 2000 and subsequent years because:

     - We will incur significant clinical trial costs for sitaxsentan and TBC1269 compounds and expect to begin to incur costs for clinical trials related to additional compounds. These costs include:

          - hiring personnel to direct and carry out all operations related to clinical trials;

          - hospital and procedural costs;

          - services of a contract research organization; and

          - purchasing and formulating large quantities of the compound to be used in such trials.

     - There will be additional costs in future periods related to NOVASTAN(R) in complying with ongoing FDA requirements and possible clinical trial expenditures for additional therapeutic indications.

Furthermore, we anticipate that the administrative costs associated with our efforts will be significant. The amount and timing of expenditures will depend, among other things, on our progress in ongoing research, clinical development and commercialization efforts.

     We anticipate that the net proceeds from this offering, together with our existing capital resources and our other revenue sources, should be sufficient to fund our cash requirements through the end of 2003 without considering the impact of revenues from NOVASTAN(R). This date is contingent upon various factors, including the rates of patient enrollment and spending associated with clinical trials for sitaxsentan and TBC1269 and the level of research and development expenditures for our other compounds. We cannot assure you that there will be market acceptance and commercial success of NOVASTAN(R), which could significantly impact our cash flow.

     We anticipate that we may need to raise substantial funds for future operations in addition to the net proceeds of this offering, which may be raised through collaborative arrangements, public or private issuance of debt and equity, or other arrangements. We expect that additional expenditures will be required if additional product candidates enter clinical trials, which may require additional expenditures for laboratory space, scientific and administrative personnel, and services of contract research organizations. We cannot assure you that we will be able to obtain such additional financings on acceptable terms or in time to fund any necessary or desirable expenditures. In the event such financings are not obtained, our drug discovery or development programs may be delayed, scaled back or eliminated; or we may be required to obtain funds through arrangements with collaborative partners or others that may require that we relinquish rights to certain of our technologies, product candidates or products that would not otherwise be relinquished. Our ability to raise additional funding is contingent upon a number of factors which include:

     - the market acceptance and commercial success of NOVASTAN(R);

     - the ongoing cost of research and development activities;

     - the attainment of research and clinical goals of product candidates;

     - the timely approval of our product candidates by appropriate governmental and regulatory agencies;

     - the presence and effect of competitive products;

     - our ability to manufacture and market products commercially;

     - the retention of key personnel; and

     - conditions in the capital markets.

YEAR 2000

     The Year 2000, or Y2K, problem has not caused any material disruptions to our facilities or operations and has not resulted in any material costs. We have developed reasonable contingency plans to avoid, to the extent practicable, Year 2000-related problems that may yet occur due to hidden defects in computer hardware or software. We anticipate, but cannot guarantee, that the Year 2000 problem will not create material disruptions to our facilities or operations and will not cause us to incur material costs.

IMPACT OF INFLATION AND CHANGING PRICES

     The pharmaceutical research industry is labor intensive, and wages and related expenses increase in inflationary periods. The lease of space and related building services for the Houston facility contains a clause that escalates rent and related services each year based on the increase in building operating costs and the increase in the Houston Consumer Price Index, respectively. To date, inflation has not had a significant impact on our operations.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 1998, the FASB issued SFAS No. 133. Accounting for Derivative Instruments and Hedging Activities. The statement is effective for the year ended December 31, 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. We do not expect adoption of this statement to have a material impact on our financial statements.

                                    BUSINESS

OVERVIEW

     Texas Biotechnology is a biopharmaceutical company focused on the discovery, development and commercialization of novel, synthetic, small molecule compounds for the treatment of a variety of vascular and related inflammatory diseases. Our research and development programs are focused on inhibitors (also referred to as antagonists or blockers) that can interrupt certain disease processes.

     We currently have six programs:

     - The Thrombosis Program. We have developed NOVASTAN(R), a synthetic, small molecule drug for the prevention and treatment of HIT. We have received an approvable letter from the FDA with respect to the HIT indications and expect final FDA approval in the second quarter of 2000. SmithKline Beecham is our marketing, manufacturing and distribution partner in this endeavor.

     - The Vasospasm/Hypertension Program. We are developing sitaxsentan as an ET(A) receptor antagonist for the treatment of pulmonary hypertension, hypertension and heart failure. We are currently in Phase II clinical trials with sitaxsentan and have another compound in preclinical development for the treatment of these same diseases.

     - The Vascular Inflammation Program. We are developing a selectin antagonist, TBC1269, for the treatment of asthma. The intravenous form of the drug is currently in Phase II clinical trials. Inhaled and topically applied TBC1269 are currently in the preclinical stage for the treatment of asthma and psoriasis, respectively. We are also in research with respect to VCAM/VLA-4, CCR1, CCR3, and (alpha)4(beta)7 antagonists for the treatment of asthma, rheumatoid arthritis, multiple sclerosis and inflammatory bowel disease.

     - Apoptosis Program. We are conducting research into the development of inhibitors of apoptosis. Apoptosis involves programmed cell death and is thought to play a role in many vascular and inflammatory diseases. Currently, we have three different groups of inhibitors of apoptosis - caspase antagonists that could be useful in preventing cell death following ischemic stroke or congestive heart failure; TNF(alpha) antagonists that could potentially be useful in treating rheumatoid arthritis; and RAGE antagonists that may be useful in preventing certain complications of diabetes due to cell death in the blood vessels.

     - Angiogenesis Program. Angiogenesis involves the formation of new blood vessels from existing vessels and is associated with a number of diseases including tumor growth, rheumatoid arthritis, atherosclerosis, various retinopathies and certain skin diseases. Our research is focused on the development of small molecule inhibitors of vascular endothelial growth factor, or VEGF, for the treatment of cancer and diabetic retinopathy.

     - Vascular Proliferation Disease Program. Smooth muscle cells in a blood vessel proliferate in response to injury to the blood vessel and is the cause of blood vessel thickening. Our research program for this area is focused on identifying an antagonist to FGF to interrupt its role in causing blood vessels to narrow due to excessive smooth muscle growth. We believe our FGF antagonist could be useful in the treatment of coronary restenosis that may occur as a result of vessel injury during angioplasty.

BUSINESS STRATEGY

     The key elements of our business strategy are as follows:

  Commercialize and Gain Broader Approval for NOVASTAN(R)

     We and our marketing, manufacturing and distribution partner SmithKline, are preparing for the commercial launch of NOVASTAN(R) upon our receipt of final FDA approval which we expect to receive in the second quarter of 2000. In addition:

     - we are preparing a supplemental NDA for NOVASTAN(R) for use in HIT patients undergoing angioplasty;

     - we filed a Canadian New Drug Submission which has been approved for priority review and expect a response from Canadian regulatory authorities in the third quarter of 2000; and

     - we are examining the use of NOVASTAN(R) for other indications, including those for which it has been approved in Japan for over 10 years.

 Focus on the identification and development of new drugs for the treatment of diseases involving the vascular endothelium

     Injury to the vascular endothelium is a common cause of many of the most profound diseases affecting patients today, such as ischemic heart disease, acute coronary syndrome, hypertension, congestive heart failure, and asthma. By concentrating on this area, we can be relatively efficient in our drug discovery, development and commercialization efforts. This efficiency extends to the following areas:

     - Research -- Our efforts are predominantly devoted toward the treatment and prevention of interrelated diseases of the vascular endothelium, and we employ a large group of vascular biologists;

     - Computer aided drug design -- We utilize computers to develop rapidly drug candidates derived from our vascular biological efforts and to identify new targets from information discovered by the Human Genome Project;

     - Regulatory -- Since diseases of the vascular endothelium involve substantial morbidity and mortality, our indications are generally suitable for fast-track FDA approval; and

     - Clinical investigators and consultants -- We work with key opinion leaders and consultants experienced in diseases of the vascular endothelium to assist in clinical development and the regulatory approval process.

     Focus on the identification and development of small molecule drug candidates -- Small molecule therapeutics have many advantages over large molecules, such as proteins, peptides and monoclonal antibodies. Small molecules can frequently be administered orally on an outpatient basis. By contrast, to date, large molecule therapeutics can very rarely be formulated to accommodate oral outpatient administration. Since small molecules generally are not immunogenic, use of small molecules avoids the potential for immune reactions which can occur with protein therapeutics. In addition, small molecules can typically be protected with composition-of-matter patents that generally provide a large degree of intellectual property protection. Our emphasis on small molecule therapeutics means that our drug candidates can be produced by conventional pharmaceutical manufacturing methods with the potential for modest cost of goods sold.

     Participate in the sales and marketing in the United States and Canada of the drugs we develop -- In the biopharmaceutical industry, a substantial percentage of the profits generated from successful drug development are typically retained by the entity directly involved in the sales and marketing of the drug. Licensing our drug candidates to a third party who will complete development and provide sales and marketing resources in exchange for upfront payments, milestone payments and a royalty on sales may reduce some of our risks, particularly for diseases outside our strategic interest or in territories outside of the United States and Canada. However, in certain instances, we may decide that the risk-return profile favors developing and then marketing and selling products on a co-promotion basis or by ourselves. Therefore, when and if we deem it appropriate, we intend to participate in the sales and marketing of our products in the United States and Canada.

                THERAPEUTIC PROGRAMS AND PRODUCTS IN DEVELOPMENT

     The following table summarizes the potential therapeutic indications and development status for certain of our clinical, preclinical and research product candidates and is qualified in its entirety by the more detailed information appearing elsewhere in this prospectus.

                             TARGET COMPOUND/                      POTENTIAL
       PROGRAM                   DOSE FORM                        INDICATION                         STATUS(1)
----------------------  ---------------------------  -------------------------------------  ---------------------------
 THROMBOSIS              NOVASTAN(R)
                         Intravenous                  Anticoagulant therapy in HIT/HITTS     Approvable Letter Received
                                                      patients                               February 18, 2000
                         Intravenous                  Anticoagulant therapy in HIT           Phase III
                                                      patients undergoing angioplasty
-----------------------------------------------------------------------------------------------------------------------
 VASOSPASM/              ENDOTHELIN(A) RECEPTOR
 HYPERTENSION            ANTAGONIST
                         Sitaxsentan (TBC11251)
                         Intravenous                  Congestive Heart Failure               Phase II
                         Oral                         Pulmonary Hypertension                 Phase II
                                                      Hypertension                           Phase II
                                                      Congestive Heart Failure               Phase II
                         TBC3711
                         Oral                         Congestive Heart Failure               Preclinical
                                                      Hypertension                           Preclinical
                         TBC3214
                         Oral                         Cancer                                 Preclinical
-----------------------------------------------------------------------------------------------------------------------
 VASCULAR                SELECTIN ANTAGONIST
 INFLAMMATION            TBC1269
                         Intravenous                  Asthma                                 Phase II
                         Inhaled                      Asthma                                 Preclinical
                         Topical                      Psoriasis                              Preclinical
                         VCAM/VLA-4 ANTAGONIST
                         TBC4257
                         Oral                         Asthma                                 Research
                                                      Rheumatoid Arthritis                   Research
                         CCR 1 ANTAGONIST             Multiple Sclerosis                     Research
                         CCR 3 ANTAGONIST
                         TBC4095
                         Oral                         Asthma                                 Research
                         (alpha)4(beta)7 ANTAGONIST
                         TBC3804
                         Oral                         Inflammatory Bowel Disease             Research
-----------------------------------------------------------------------------------------------------------------------
 APOPTOSIS               CASPASE INHIBITOR
                         TBC4521                      Acute Myocardial Infarction            Research
                                                      Ischemic Stroke                        Research
                         RAGE ANTAGONIST              Diabetic Complications                 Research
                         TNF(alpha) ANTAGONIST        Rheumatoid Arthritis                   Research
-----------------------------------------------------------------------------------------------------------------------
 ANGIOGENESIS            VEGF ANTAGONIST
                         TBC2576                      Cancer and Diabetic Retinopathy        Research
-----------------------------------------------------------------------------------------------------------------------
 VASCULAR                FGF ANTAGONIST
 PROLIFERATIVE DISEASE   TBC1635                      Post-Angioplasty Coronary Restenosis   Research

---------------

(1) Preclinical compounds are compounds undergoing toxicology and pharmaceutical development in preparation for human clinical testing. Research compounds are compounds undergoing basic evaluation and optimization to establish a lead clinical candidate.

THROMBOSIS PROGRAM

     Background. Thrombosis, the lodging of a blood clot in a vessel, causes various vascular diseases, depending on the location of the clot. An arterial clot may lead to heart attack if lodged in a coronary artery, or stroke if lodged in an artery that supplies oxygen to the brain. Venous clots occur principally in the arms or legs (deep vein thrombosis), and may cause local inflammation, chronic pain and other complications. In some cases, a venous clot can cause lung injury (pulmonary embolism) by migrating from the veins to the lungs.

     Thrombosis can be treated surgically or through drug therapy with anticoagulant and thrombolytic drugs. Anticoagulant drugs, which prevent clots from forming, are characterized as either antithrombotic or antiplatelet drugs. Antithrombotic drugs block the action of the blood protein thrombin and may be used to treat both arterial and venous clots. Antiplatelet drugs prevent platelets from clumping together and are only effective in treating arterial clots. Heparin and aspirin are the most widely-used antithrombotic and antiplatelet drugs, respectively.

     Heparin, first discovered over 80 years ago, is the most widely used injectable anticoagulant. In the U.S., approximately ten million patients annually receive therapeutic heparin to treat a variety of conditions that require inhibition of the body's natural clotting mechanism. Each year over 300,000 of these patients develop a profound immunological reaction to heparin that is known as heparin-induced thrombocytopenia or HIT. The condition is characterized by a strong tendency to clot that puts the patient at risk of major complications such as acute myocardial infarction, ischemic stroke, amputation or death. It is also very difficult to administer heparin dosages. A small change in dosage levels can cause the anticoagulant action of the drug to become ineffective or cause the patient to bleed.

     Current Therapy. The current treatments for HIT include the cessation of heparin use and the administration of Refludan(R) or other antithrombotic agents. We believe Refludan(R) may only be used on a limited basis by physicians because up to 40% of all patients on the drug develop an adverse immune response that may limit the predictability of the drug's effect. Other antithrombotics such as Orgaran(R) and low-molecular weight heparin can cross react with the antiheparin antibody which causes HIT and thereby exacerbate the condition. Additional measures, such as inline filters, are sometimes used to remove clots but are highly invasive and involve significant patient trauma. Simply stopping heparin alone may be insufficient as a significant number of patients will progress to exhibit severe outcomes.

     Product Candidate -- NOVASTAN(R). NOVASTAN(R) is a synthetic direct thrombin inhibitor that directly and selectively binds to and inactivates thrombin in the blood plasma. In conjunction with SmithKline, we are developing NOVASTAN(R) as an anticoagulant alternative to heparin for the U.S. and Canadian markets. NOVASTAN(R) is also effective against thrombin that is contained within blood clots. NOVASTAN(R) is manufactured and marketed in Japan by Mitsubishi where it is approved as a treatment for ischemic stroke, peripheral arterial occlusion and hemodialysis in patients with antithrombin III deficiency, a clotting disorder that does not respond to heparin. Since the product's introduction in 1990, approximately 100,000 patients have been treated with NOVASTAN(R) in Japan.

     In the clinical studies that we have conducted in the U.S., a significant correlation has been found between the administered dose of NOVASTAN(R) and the degree of anticoagulation achieved. This is potentially important as it suggests that the relationship between dose and effect of NOVASTAN(R) is generally very predictable over the expected dose-range. As a result, there is little risk of either insufficient or excessive anticoagulation occurring from small dose changes of NOVASTAN(R). Other potential product advantages for NOVASTAN(R) include a rapid onset of action, a relatively short half-life and an absence of immunogenicity.

     Clinical Trial Status. Because NOVASTAN(R) does not invoke the immune reaction caused by heparin, we have developed NOVASTAN(R) initially as a treatment for patients diagnosed with HIT, which if left untreated can progress to HITTS. The clinical development plan for NOVASTAN(R) included two Phase III trials designed to evaluate the efficacy and safety of NOVASTAN(R) as an anticoagulant therapy in patients with HIT and HITTS. The data from the trials were analysed using two statistical methods:

time-to-event and categorical. A time-to-event analysis provides the incidence of clinical endpoints, or outcomes, over a period of time. A categorical analysis provides the incidence of clinical endpoints at a point in time.

     Our first trial, ARG-911, was a multicenter Phase III study that compared 304 patients treated with NOVASTAN(R) for up to 14 days, with data outlining the reaction of 193 patients previously treated with heparin. We call previously treated patients historical control patients. While most clinical trials compare the drug under evaluation with either a placebo or another active drug, due to the life-threatening effects of HIT and the lack of existing treatments at the time we were conducting clinical trials for NOVASTAN(R), the FDA asked that we compare NOVASTAN(R) to data from historical HIT cases. The data for our historical control patients were derived from hospital records of patients that closely resembled the patient population that we treated with NOVASTAN(R).

     In the ARG-911 time-to-event analysis (over 37 days), historical control patients with HIT had a 68% greater risk of experiencing death, amputation or new thrombosis; while historical control patients with HITTS exhibited a 75% greater risk of experiencing one of the same endpoints. Statistical significance was achieved in both the HIT and HITTS arm of this analysis. The ARG-911 categorical analysis (at 37 days) showed historical control patients with HIT had a 51% greater risk of experiencing death, amputation or new thrombosis, while historical control patients with HITTS exhibited a 30% greater risk of experiencing one of these clinical endpoints. Statistical significance was achieved only in the HIT arm of this analysis. We believe that we did not demonstrate statistical significance in the HITTS arm due to the low number of historical control patients used in this arm of the analysis.

     A second study, ARG-915, involving 264 patients treated with NOVASTAN(R), was also conducted and compared to the same group of historical control patients. The primary endpoints in ARG-915's categorical analysis were the composite or overall endpoints of all-cause death, all-cause amputation or new thrombosis at 37 days. The secondary endpoints evaluated were the resolution of thrombocytopenia and achievement of adequate anticoagulation. We also conducted a time-to-event analysis (over 37 days) as part of the ARG-915 study involving these same primary and secondary endpoints.

     In both the ARG-911 and ARG-915 trials, NOVASTAN(R) significantly improved clinical outcomes, provided rapid, adequate anticoagulation and, relative to controls, a positive influence on restoring patient's platelet counts. NOVASTAN(R) also proved to be safe and well-tolerated and it did not increase a patient's risk of bleeding, a common side effect of anticoagulant drugs. Based on these data and the additional data in the NDA that support the use and marketing of NOVASTAN(R), the FDA issued an approvable letter for NOVASTAN(R) as an anticoagulant for prevention or treatment of thrombosis in patients with HIT and HITTS.

     Competition in HIT. Primary competitors for NOVASTAN(R) in its initial indication are Refludan(R) (lepirudin), manufactured by Aventis S.A., and Orgaran(R)(danaparoid sodium), manufactured by N.V. Organon, a unit of Akzo Nobel.

          Refludan(R) (lepirudin, Aventis). This product received approval in Europe in 1997 and in the U.S. in 1998 for anticoagulation in patients with HITTS to prevent further thromboembolic (clotting) complications. Refludan(R) has been associated with the development of an adverse immune response in up to 40% of patients receiving that drug. Although the full clinical impact of development of these antibodies is unknown, we understand that the anticoagulant effects of Refludan(R) may become unpredictable in patients developing these antibodies. Based on certain information from clinical trials, we also believe NOVASTAN(R) has a significantly better safety profile than Refludan(R).

          Orgaran(R) (danaparoid, Organon). This product is a low molecular weight heparinoid, a heparin-like compound extracted from pigs. The product has been approved in the U.S. for prevention of deep venous thrombosis following hip surgery. However, as many as one in twenty HIT patients receiving danaparoid will develop the HIT syndrome exactly as if the patient received heparin. In the U.S., danaparoid is not approved for HIT and is used on an off-label basis only.

     Other Indications. NOVASTAN(R) may be useful in other disease settings where predictable anticoagulation is desired. NOVASTAN(R) may be effective in hemodialysis, particularly in patients who are problematic when given heparin. Additionally, due to its ability to inhibit clot bound thrombin, NOVASTAN(R) may be useful as a treatment for ischemic stroke by itself or in combination with the approved agent Activase(R), also known as tPA.

     Competition for NOVASTAN(R) in Other Indications. Competitors for NOVASTAN(R) in other applications include other direct thrombin inhibitors with the same mechanism of action:

     - Revasc(R) (desirudin, Aventis/Novartis A.G.), recombinant hirudin, is approved in Europe for the prevention of deep vein thrombosis following hip surgery, but has been associated with intracranial hemorrhage and antibody production;

     - Angiomax(R) (bivalirudin, The Medicines Company) is in Phase III trials and has demonstrated improved safety versus the standard anticoagulant, heparin, but only equivalent efficacy for its intended indications; and

     - Melagatran (AstraZeneca plc) is in Phase II trials and is being developed as a treatment for deep vein thrombosis.

VASOSPASM/HYPERTENSION PROGRAM

     Background. Smooth muscle cells in the blood vessel are responsible directly for mediating vessel diameter. The regulation of blood flow depends on a delicate balance between physical and chemical stimuli that cause smooth muscle cells to relax (vasodilatation) or contract (vasoconstriction). Chronic periods of excessive vasoconstriction in the peripheral circulation can lead to disturbances in blood pressure (hypertension) or heart function (congestive heart failure), whereas acute episodes of intense vasoconstriction (vasospasm) can restrict blood flow leading to severe tissue damage and organ failure (myocardial infarction or kidney failure). Recently, it has been determined that the vascular endothelium (innermost lining) plays a pivotal role in maintaining normal blood vessel tone, including blood flow, by producing substances that regulate the balance between vasodilatation and vasoconstriction.

     Endothelins are a family of three peptides that are believed to play a critical role in the control of blood flow. It has been determined that the multiplicity of endothelin actions on different cell types can be explained by endothelins' interactions with two distinct receptors, ET(A) and ET(B), on cell surfaces. In general, ET(A) receptors are associated with vasoconstriction and cardiovascular disorders, while ET(B) receptors are primarily associated with vasodilatation. There is substantial evidence that endothelins are involved in a variety of diseases where blood flow is important. These include vasospasm, congestive heart failure and certain types of hypertension.

     Current Therapies. Congestive heart failure, or CHF, and systemic hypertension are currently treated with a combination of drugs depending on the severity of the disease. CHF therapy may include diuretics to lower fluid volume, digoxin and beta-blockers to improve heart performance and angiotensin converting enzyme inhibitors (ACE inhibitors), which lower blood pressure. Even with these existing therapies, five year mortality rates for CHF are greater than 50%. Endothelin antagonists have been demonstrated to provide additional benefits to animals and patients when used with these existing therapies. In the case of hypertension, similar existing therapies are used; however, not all patients respond to currently available drugs. The only approved therapy for severe pulmonary hypertension is Flolan(R), a drug marketed by Glaxo Wellcome plc, which is an intravenous form of prostacyclin. Patients must wear a continuous delivery infusion pump and the cost of therapy is quite high. No drug is currently approved for moderately ill patients with pulmonary hypertension, who have a high mortality and morbidity rate. An oral endothelin antagonist, if successful, may provide a significant benefit to these patients.

     Product Candidate -- Sitaxsentan. Our research program in the vasospasm/hypertension area is aimed at developing small molecules that inhibit the binding of ET to its cell surface receptors. Our scientists believe that specific agents for each receptor subtype may provide the best clinical utility and safety. Our initial focus has been to develop a highly potent and selective small molecule based ET(A) receptor antagonist. An antagonist, or inhibitor, blocks the effects of a ligand at its receptor. A ligand is a chemical messenger which binds to a specific site on a target molecule or cell. Our scientists have discovered a novel class of low molecular weight compounds, having a molecular weight of less than 500 daltons that antagonize ET binding to the ET(A) receptor with high potency. These compounds block ET binding at low compound concentration. We identified lead compounds which mimicked the ability of ET to bind to the ET(A) receptor. We then used further optimization techniques to develop more potent compounds until the current series of leads was identified. In addition to their ability to block receptor binding, these compounds functionally inhibit ET action on isolated blood vessels in vitro acting as full, competitive antagonists. The lead compounds in this series have been shown to exhibit in vivo efficacy using various animal models.

     Sitaxsentan, a selective ET(A) inhibitor, has been identified as our lead compound in this program. A second compound, TBC3711, has been selected as our next clinical candidate. We believe that a substantial market opportunity for sitaxsentan exists for the treatment of congestive heart failure and pulmonary hypertension. Congestive heart failure is currently estimated to affect approximately 4.6 million people in the U.S., and pulmonary hypertension afflicts approximately 100,000 people in the U.S.

     Clinical Trial Status. We filed an investigational new drug application, also referred to as an IND, with the FDA for sitaxsentan in late 1996. To date, we have completed two Phase IIA clinical trials, one in congestive heart failure patients and one in hypertension patients. Based on these positive results, we are moving forward with a third Phase IIA trial in pulmonary hypertension and expect to complete this trial during the third quarter of 2000. With additional resources or upon entering into a collaboration agreement with a partner, we may elect to conduct further studies in the congestive heart failure and hypertension indications. We are currently seeking a partner to collaborate on our endothelin program.

     Other Indications. We believe endothelin antagonist compounds may provide therapeutic value in several other indications. We are in preclinical studies with TBC3711 for systematic hypertension and with TBC3214 for prostate cancer.

     Competition. A number of companies including Abbott Laboratories, Knoll Pharmaceuticals, Ltd., Bristol-Meyers Squibb Company and Tanabe Seiyaku Co., Ltd., have ET(A) receptor selective antagonist compounds in Phase I/II clinical development. ET(A) receptor-selective compounds from Abbott and Knoll are in early Phase II development in indications of interest to us. We believe our compounds are competitive with those from the other companies in terms of bioavailability (how much reaches the appropriate body system), half-life (how long the drugs last in the body) and potency. Several companies have non-selective ET antagonists in development. In particular, Actelion Ltd., a biotechnology company located in Switzerland, is developing bosentan, a non-selective ET blocker in-licensed from Roche Holding, Ltd. for pulmonary hypertension and chronic heart failure. Actelion is believed to be enrolling patients in a Phase II trial for pulmonary hypertension. We believe that selective ET blockers like sitaxsentan will be preferred therapy by physicians and patients for cardiopulmonary diseases since selective ET(A) blockers are likely to block the negative effects of endothelin by blocking the ET(A) receptor while preserving the beneficial effects of endothelin by not inhibiting the ET(B) receptor. Non-selective antagonists block both the ET(A) and the ET(B) receptors.

VASCULAR INFLAMMATION PROGRAM

     Background. Inflammation is the body's natural defense mechanism that fends off bacterial, viral and parasitic infections. The inflammatory response involves a series of events by which the body attempts to limit or destroy a foreign agent. These steps include the production of proteins that attract white blood cells, or leukocytes, to the site of inflammation, the production of chemicals to destroy the foreign agent and the removal of the resulting debris. This process is normally self-limiting and not harmful to the individual. However, in certain instances, the process may be overly active, such as during an acute asthma attack where an immediate inflammatory reaction occurs. In addition, in diseases such as atherosclerosis or rheumatoid arthritis, the inflammatory reaction leads to a build up of white blood cells and debris at the inflammation site that causes tissue damage over longer periods of time.

     The initial interaction between white blood cells and the endothelial cell layer is mediated by a group of adhesion molecules known as selectins. The selectins are a family of three proteins, two of which are found on inflamed endothelium, which bind to the carbohydrate sialyl Lewis x, also referred to as sLe(X), found on the surface of white blood cells. White blood cells are able to migrate into inflamed areas because sLe(X) present on the surface of white blood cells binds to selectin molecules present on activated endothelium. This binding slows the flow of white blood cells or leukocytes through the bloodstream. This is one of the first steps in the movement of white blood cells from the blood into the tissue. The second step in this process is vascular cell adhesion molecule, referred to as VCAM, mediated white blood cell attachment and migration which helps to localize white blood cells in areas of injury or infection. The presence of VCAM at sites of endothelial injury leads to an accumulation at these sites of the integrin very late antigen-4, or VLA-4, which are contained in white blood cells. Such accumulation can provoke an inflammatory response.

     Current Therapies. The major anti-inflammatory compounds are steroids, leukotriene blockers and immunosuppressants such as cyclosporin. While effective, the time to onset of action of some of these compounds may be significant. Steroids also have significant side effects including growth suppression in children, cataract formation, and general intolerance. The antagonist compounds we are developing may provide efficacy with fewer of these side effects.

     Product Candidate -- TBC1269. Our scientists have developed a computer model of the selectin/sLe(X) complex and used it to produce a novel class of synthetic, small molecule compounds that inhibit the selectin-mediated cellular adhesion that occurs during inflammation. The lead compound in the series, TBC1269, has shown efficacy both in cell-based and biochemical assays, and in animal models of inflammation. A Phase IIA clinical trial for TBC1269's intravenous use in asthma was completed in 1998. Results of this trial, which involved 21 patients, demonstrated significant reductions in cellular inflammation and allowed improved breathing. The inhaled form of TBC1269 is in preclinical trials for use in the treatment of asthma (an estimated 14 million U.S. patients) and the topical form is in preclinical trials for use in the treatment of psoriasis (an estimated 5.5 million U.S. patients).

     Product Candidate -- VCAM/VLA-4 Antagonists. We have also identified antagonists for the VCAM-dependent intercellular adhesion observed in asthma which block the ability of white blood cells to interact through VCAM and VLA-4. These lead compounds are being modified in an attempt to develop an orally available clinical candidate. In preclinical animal studies, our scientists have demonstrated that a small molecule VLA-4 antagonist can be effective in blocking acute inflammation, suggesting that VCAM/VLA-4 plays a role in this disease process. We expect to have the clinical candidate begin human trials in the first half of 2001.

     Product Candidate -- Chemokine Receptor Antagonists. Chemokines, such as MIP1(alpha) and eotaxin, are proteins which attract white blood cells to sites of inflammation. They act by binding to the cell surface receptors CCR1 and CCR3. Inhibitors of this action could be beneficial in treating inflammatory diseases such as asthma and multiple sclerosis (an estimated 300,000 U.S. patients). We have identified small molecule lead inhibitors which are being optimized prior to selecting a clinical candidate.

     Product Candidate -- (alpha)4(beta)7 Antagonists. The integrin (alpha)4(beta)7, which is closely related to VLA-4, is present on leukocytes which locate in the gastrointestinal system. Inhibitors of (alpha)4(beta)7 may be useful in treating inflammatory conditions of the gut such as inflammatory bowel disease (an estimated 300,000 U.S. patients).

     Competition. We believe TBC1269 is the only small molecule selectin antagonist in clinical development for asthma and other inflammatory conditions. Several companies have programs aimed at inhibiting chemokines, like MIP1(alpha) and eotaxin, and integrins, like (alpha)4(beta)7 and VCAM/VLA-4. We are not aware of any competing product antagonists of these classes which are currently in clinical development.

APOPTOSIS PROGRAM

     Background. Over the past few years it has become evident that cells have a built-in mechanism for programmed death, termed apoptotic death, which is important in the formation, organization and remodeling of tissues during development. This mechanism contrasts with necrotic death which is often the result of hypoxic injury to tissues. There appear to be certain conditions, however, where apoptosis appears to contribute to the progression of a disease state. In particular, much of the tissue damage which develops over time following an ischemic stroke (resulting from a blood clot) or a heart attack is thought to be the result of apoptotic death occurring in the tissue. Additionally, diseases such as rheumatoid arthritis may have components of apoptosis. In this case, the death of certain cells in a joint, in combination with over-proliferation of other cells, contributes to the local irritation that is observed. Evidence suggests this process may be stimulated by inflammatory cells in the tissue. Thus, inhibitors of apoptosis may be useful in treating a number of disease conditions.

     Current Therapies. There are currently no therapies which prevent apoptotic cell death. The current therapies for treating ischemic stroke include treatment with tPA to reopen arteries, but only if the patient arrives at the hospital within three hours of the onset of the stroke. Otherwise, symptomatic treatment is all that can be done. For acute myocardial infarction, treatments include thrombolytic therapy, angioplasty, and coronary artery bypass grafts. These procedures are useful at restoring blood flow to the heart. However, they do not address the role of apoptotic death in the growth of the necrotic area.

     Product Candidates -- Caspase Inhibitors, TNF(alpha) Antagonist, and RAGE Antagonists. Our research in this area is focused on the identification of factors which contribute to apoptotic death in the heart and brain following a heart attack or stroke, which occur in approximately 1.5 million and 450,000 patients, respectively, in the U.S. annually. One of the factors which has been identified as being important in these and other disease settings is tumor necrosis factor, or TNF(alpha). Our scientists have identified small molecule antagonists of this factor which block TNF(alpha)'s ability to bind to and kill cells in vitro. These compounds are currently undergoing additional optimization prior to selection of a clinical candidate. In addition to use in acute myocardial infarction or ischemic stroke, we estimate that there are approximately two million rheumatoid arthritis patients in the U.S. that could utilize a TNF(alpha) antagonist. Caspases are proteases which are responsible for mediating the cell death signal in various cell types. We have identified lead inhibitors of caspases which may be useful in preventing cell death following ischemic stroke or acute myocardial infarction. The receptor for age-dependent glycation end-products (RAGE) has been associated with the induction of apoptotic death in the vasculature. This action may be responsible for several complications related to diabetes, including vascular leakiness and nonresponsiveness. Antagonists to RAGE may be useful for preventing these complications. We are currently attempting to identify lead compounds that block this receptor.

     Competition. Although there are no competing small molecule drugs currently approved, we are aware of many research programs into apoptosis. To the extent one of these projects reaches the market ahead of ours, our sales results, if any, in this program could be materially adversely affected. Two TNF(alpha) antagonists, EMBREL(R) and REMICADE(R), have been approved for use in rheumatoid arthritis and Crohn's disease. These are recombinant proteins. If and when developed, our small molecule drugs may prove to have advantages over these approved products because recombinant proteins cannot be administered orally and are difficult to manufacture.

ANGIOGENESIS PROGRAM

     Background. Angiogenesis, the formation of new blood vessels from pre-existing vessels, depends on a delicate balance of local physical and chemical stimuli acting on the vascular endothelium. Angiogenesis is associated with numerous physiological processes, including embryogenesis, wound healing, organ regeneration, and the female reproductive cycle. However, angiogenesis also plays a major role in the pathogenesis of tumor growth, rheumatoid arthritis, atherosclerosis, various retinopathies and certain skin diseases. One of the key factors required for angiogenesis is Vascular Endothelial Growth Factor, often referred to as VEGF. Increases in VEGF expression may be a common mechanism underlying diverse, yet interrelated pathologies such as tumor growth, retinal neovascularization (new blood vessel development in the back of the eye) and rheumatoid arthritis where tissue hypoxia (loss of oxygen) is a central component. The VEGF protein is produced by smooth muscle cells and other tissues, including tumor cells, and is essential for the formation of the new blood vessels. Antagonists to VEGF may be useful for the prevention of the vascular complications of diabetes and for limiting the growth of solid tumors.

     Current Therapies. For solid tumors, current therapy includes tumor removal, radiation therapy and chemotherapy aimed at eliminating the tumor mass. Depending on the type of tumor, these therapies have a variable degree of effectiveness, from highly effective to completely ineffective.

     Product Candidate -- VEGF Antagonist. Our research program is directed toward the development of small molecule inhibitors of VEGF. VEGF is a member of the heparin binding growth factor family. Our lead compound has been shown to prevent effectively VEGF function in vitro. The compound also prevents the vascular actions of VEGF in rodent models of angiogenesis. We are currently attempting to optimize further our VEGF inhibitor to identify a clinical candidate. We estimate that approximately 700,000 diabetic retinopathy cases and approximately three million solid organ cancer patient cases occur in the U.S. annually which could utilize a VEGF antagonist in their treatment.

     Competition. While there are many competitive programs aimed at preventing angiogenesis, we believe that a selective, orally available VEGF blocker, which is the type we are seeking to develop, may have significant advantages.

VASCULAR PROLIFERATIVE DISEASE PROGRAM

     Background. Smooth muscle cells in the blood vessel wall proliferate in response to injury to the vessel. When the endothelial cell layer is damaged, platelets attach to the vessel surface. Platelets and other cells begin to release cellular growth factors, including the proteins FGF, platelet-derived growth factor and thrombin. In response to these growth factors, specific genes are activated in the smooth muscle cells. The products of these genes stimulate the smooth muscle cells to move and divide. When the initial damage is slight, the proliferation is limited to endothelial cell repair. If the damage is more extensive, the smooth muscle cells continue to proliferate. Eventually, the proliferation process thickens the vessel wall, reduces the interior size of the blood vessel and produces stenosis. This stenosis is comprised primarily of smooth muscle cells and protein called fibroproliferative material. The process of producing this fibroproliferative material is referred to as the fibroproliferative response. Fibroproliferative stenosis differs from stenosis produced by atherosclerotic plaque, which contains smooth muscle cells, fatty deposits and macrophages (a type of white blood cell). As with atherosclerotic plaque stenosis, however, blood flow is restricted, and the tissue served by the vessel is deprived of oxygen. If the stenosis occurs in a coronary artery, the heart muscle is deprived of oxygen, and an acute myocardial infarction may result.

     Fibroproliferative material is generally produced in response to extensive damage to the blood vessel wall as a result of a mechanical injury. Mechanical injury sufficient to produce the fibroproliferative response often occurs during procedures designed to repair blood vessels that are occluded by plaque or thrombus material, such as mechanical reopening of arteries (angioplasty) and coronary artery bypass graft surgery. Other surgical procedures, including vein grafts and organ transplants, can also produce fibroproliferative stenosis. When fibroproliferative stenosis occurs following the removal of the stenosis by surgical or other means, it is referred to as restenosis. Irrespective of how the injury is produced, the conditions which lead to the fibroproliferative response are termed vascular proliferative diseases.

     Current Therapies. There is currently no effective treatment to prevent post angioplasty coronary restenosis.

     Product Candidate -- FGF Antagonist. Our research program for vascular proliferative disease is focused on identifying the factors that activate cell proliferation and on developing small molecule antagonists to these factors. Using their knowledge of the signaling pathways through which these factors stimulate cells to proliferate, our scientists seek to develop compounds that disrupt the signaling process between cells and prevent unnecessary smooth muscle cell proliferation. We have focused on FGF because of a growing body of evidence that points to its central role in blood vessel formation. Thus far, our research has shown that some components of the signaling pathways used by FGF are important for smooth muscle cell proliferation. Our current focus on FGF involves the development of small molecules designed to prevent activation of latent FGF and to block FGF receptor targets. These compounds are currently undergoing additional optimization prior to selection of a clinical candidate. We estimate that approximately 685,000 annual patient cases exist in the U.S. which could utilize an FGF antagonist in the treatment of coronary restenosis.

     Competition. Many companies are developing strategies for blocking FGF. However, we are not aware of any FGF antagonists which have entered clinical development.

RESEARCH AND DEVELOPMENT COLLABORATIONS AND LICENSING AGREEMENTS

     We have established, and intend to continue to establish, collaborations with a number of corporations, research institutions and scientists to further our research and development objectives and expedite the commercialization of our products. These collaborations are generally conducted pursuant to agreements that:

     - grant us a license to, or the option to license, technology; or

     - grant other companies the right to develop and market certain technology, patent rights or material that may be valuable to us and our collaborators.

       Our major licensing and collaboration agreements are summarized below:

             Mitsubishi. We have entered into an agreement with Mitsubishi to license Mitsubishi's rights and technology relating to NOVASTAN(R) and to license Mitsubishi's own proprietary technology developed with respect to NOVASTAN(R). Under the agreement with Mitsubishi, we have an exclusive license to use and sell NOVASTAN(R) in the U.S. and Canada for all cardiovascular, renal, neurological and immunological purposes other than use for the coating of stents. We are required to pay Mitsubishi specified royalties on net sales of NOVASTAN(R) by us and our sublicensees after its commercial introduction in the U.S. and Canada. Either party may terminate the agreement with Mitsubishi on 60 days notice if the other party defaults in its material obligations under the agreement, declares bankruptcy or becomes insolvent, or if a substantial portion of its property is subject to levy. Unless terminated sooner, the agreement with Mitsubishi expires on the later of termination of patent rights in a particular country or 20 years after first commercial sale of products in a particular country. Under the Mitsubishi Agreement, we have access to an improved formulation patent granted in the U.S. in 1993 which expires in 2010 and a use patent in the U.S. which expires in 2009. We have agreed to pay a consultant involved in the negotiation of this agreement a royalty based on net sales of NOVASTAN(R).

             SmithKline. In connection with our development and commercialization of NOVASTAN(R), on August 5, 1997, we entered an agreement with SmithKline whereby SmithKline was granted an exclusive sublicense in the U.S. and Canada for the indications of NOVASTAN(R) that we have licensed from Mitsubishi. SmithKline has paid $8.5 million in upfront license fees and $5.0 million in milestone payments and has agreed to pay up to an additional $15.0 million in additional milestone payments based on the clinical development and FDA approval of NOVASTAN(R) for the HIT and acute myocardial infarction indications. At this time, SmithKline has no plans to conduct development work for the acute myocardial infarction and stroke indications. We are evaluating the feasibility of development of NOVASTAN(R) for ischemic stroke and other indications.

             We were responsible for completing the HIT clinical trials. SmithKline agreed to pay 60% of the costs for any additional HIT trials other than Phase IV trials. SmithKline will pay 100% of the costs of certain Phase IV trials, if such trials are needed. SmithKline is responsible for the marketing of NOVASTAN(R) in the licensed territory for those indications which SmithKline agrees to develop, subject to our right to use our sales force to co-promote NOVASTAN(R) on a profit sharing basis following the regulatory approval of NOVASTAN(R) for additional indications beyond HIT.

             The agreement with SmithKline provides for the formation of a joint development committee to analyze the development of additional NOVASTAN(R) indications (such as ischemic stroke) covered by our license from Mitsubishi. The joint development is to be funded 60% by SmithKline. Except as discussed below, SmithKline has the exclusive right to commercialize all products arising out of the collaboration, subject to the obligation to pay royalties on net sales to us and our rights to co-promote these products through our own sales force in certain circumstances. We will retain the rights to any indications that SmithKline determines it does not wish to pursue, subject to the requirement that we may not grant marketing rights to any third parties, and must use our own sales force to commercialize any such indications. Any indications that we and SmithKline elect not to develop will be returned to Mitsubishi, subject to the rights of SmithKline and us to commercialize these indications at their election, with SmithKline having the first opportunity to commercialize. Mitsubishi may also request the joint development committee to develop new indications inside or outside the licensed field of use, and if the joint development committee determines that it does not want to proceed with any such indication, all rights under the agreement with Mitsubishi regarding such indication will revert to Mitsubishi subject to our and SmithKline's right to commercialize the indication, with SmithKline having the first opportunity to commercialize.

             The agreement with SmithKline generally terminates on a country by country basis upon the earlier of the termination of our rights under the agreement with Mitsubishi, the expiration of applicable patent rights, or in the case of certain royalty payments, the commencement of substantial third-party competition. SmithKline also has the right to terminate the agreement on a country by country basis by giving us at least three months written notice that the commercial profile of the product in question would not justify continued development or marketing in that country. In addition, either party may terminate the agreement on 60 days notice if the other party defaults in its obligations under the agreement, declares bankruptcy or becomes insolvent. We agreed to pay an agent involved in the negotiation of this agreement a fee based on a percentage of all consideration we receive, including royalties, from sales of NOVASTAN(R).

             At present, Mitsubishi is the only manufacturer of NOVASTAN(R), and has entered into an agreement with SmithKline to supply NOVASTAN(R) in bulk to meet SmithKline's and our needs. Should Mitsubishi fail during any consecutive nine-month period to supply SmithKline at least 80% of its requirements, and such requirements cannot be satisfied by existing inventories, the agreement provides for the nonexclusive transfer of the production technology to SmithKline. If SmithKline cannot commence manufacturing of NOVASTAN(R) in a timely manner or if alternate sources of supply are unavailable or uneconomic, our results of operations would be harmed.

             In connection with the execution of our agreement with SmithKline, SmithKline purchased 176,922 shares of common stock for $1.0 million and an additional 400,000 shares of common stock for $2.0 million in connection with the secondary public offering which closed on October 1, 1997.

             LG Chemical. On October 10, 1996, we signed a strategic alliance agreement with LG Chemical to develop and market compounds derived from our endothelin receptor and selectin antagonist programs in Korea, China, India and certain other Asian countries, excluding Japan for certain disease indications. Upon consummation of the transaction, LG Chemical purchased 1,250,000 shares of common stock for a total of $5.0 million. LG Chemical has committed to pay $10.7 million in research payments. Of this amount, $6.1 million has already been paid, and $1.0 million will be paid on June 30 and December 31 of 2000, and $1.3 million will be paid on June 30 and December 31, 2001. LG Chemical has the right to terminate future research payments if we fail to meet certain milestones, which milestones will be established by the parties in accordance with the agreement. LG Chemical will pay us royalties, based on net sales, in those geographic areas covered by the agreement. We have agreed to pay our agents in the contract negotiations a commission on all consideration received including a royalty on net sales.

LICENSES AND PATENTS

     Because of the substantial length of time and expense associated with developing new pharmaceutical products, the biotechnology industry places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. Our policy is to file patent applications to protect technology, inventions and improvements that are important to the development of our business. We have 22 pending U.S. patent applications (2 of which have been allowed) and 19 issued U.S. patents covering compounds including selectin inhibitors, endothelin antagonists and VCAM/VLA-4 antagonists. In addition, we have exclusive licenses to three patents covering rational drug design technology. We have also filed patent applications in certain foreign jurisdictions covering projects that are the subject of U.S. applications and intend to file additional patent applications as our research projects develop. We in-licensed the U.S. and Canadian rights to NOVASTAN(R) in 1993, which included access to an improved formulation patent granted in 1993 which expires in 2010 and a use patent which expires in 2009. If any of the NOVASTAN(R) patents remain outstanding at the time NOVASTAN(R) receives FDA approval, we may apply, under the Waxman/Hatch Act, for up to a five-year extension of one such patent. If all such patents have expired at the time NOVASTAN(R) receives FDA approval, the Waxman/Hatch Act will grant us NDA exclusivity for up to five years, during which time the FDA may not accept or approve abbreviated applications for generic variations of NOVASTAN(R). Although we believe that the expiration of the NOVASTAN(R) patents will not have a material adverse effect on the commercialization of NOVASTAN(R), we cannot assure you that we will be able to take advantage of either the patent term extension or NDA exclusivity provisions of the Waxman/Hatch Act. Moreover, even if we receive either a patent term extension or NDA exclusivity, we cannot assure you that generic pharmaceutical manufacturers will not ultimately enter the market and compete with us.

     The patent positions of biopharmaceutical firms, including us, are uncertain and involve complex legal and factual questions. Consequently, we do not know whether any of its applications will result in the issuance of patents or, if any patents are issued, whether they will provide significant proprietary protection or will be circumvented or invalidated. Since patent applications in the U.S. are maintained in secrecy until patents issue, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain that we were the first creator of inventions covered by our pending patent applications or that we were the first to file patent applications for such inventions. Moreover, we may have to participate in interference proceedings declared by the PTO to determine priority of invention, which could result in substantial cost to us, even if the eventual outcome is favorable to us. We have no interference proceedings pending which involve compounds not currently of commercial interest to us. We cannot assure you that our patents, if issued, would be held valid by a court of competent jurisdiction. An adverse outcome could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease using such technology.

     The development of therapeutic products for cardiovascular applications is intensely competitive. Many pharmaceutical companies, biotechnology companies, universities and research institutions have filed patent applications or received patents in this field. Some of these applications or patents may be competitive with our applications or conflict in certain respects with claims made under our applications. Such conflict could result in a significant reduction of the coverage of our patents, if issued. In addition, if patents are issued to other companies that contain competitive or conflicting claims and such claims are ultimately determined to be valid, we cannot assure you that we would be able to obtain licenses to these patents at a reasonable cost or develop or obtain alternative technology.

     We also rely upon trade secret protection for our confidential and proprietary information. We cannot assure you that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technology, or that we can meaningfully protect our trade secrets.

     We require our employees, consultants, members of our scientific advisory board, outside scientific collaborators and sponsored researchers and certain other advisors to enter into confidentiality agreements with us that contain assignment of invention clauses. These agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of our employees, the agreements provide that all inventions conceived by the employee are our exclusive property. We cannot assure you, however, that these agreements will provide meaningful protection or adequate remedies for our trade secrets in the event of unauthorized use or disclosure of such information.

GOVERNMENT REGULATION

     The research, testing, manufacture and marketing of drug products are extensively regulated by numerous governmental authorities in the United States and other countries. In the United States, drugs are subject to rigorous regulation by the FDA. The Federal Food, Drug and Cosmetic Act, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, labeling, promotion and marketing and distribution of pharmaceutical products. Failure to comply with applicable regulatory requirements may subject a company to administrative or judicially imposed sanctions such as:

     - warning letters;

     - civil penalties;

     - criminal prosecution;

     - injunctions;

     - product seizure;

     - product recalls;

     - total or partial suspension of production; and

     - FDA refusal to approve pending NDA applications or NDA supplements to approved applications.

     The steps ordinarily required before a new pharmaceutical product may be marketed in the United States include:

     - preclinical laboratory tests, animal tests and formulation studies;

     - the submission to the FDA of an IND, which must become effective before clinical testing may commence;

     - adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication;

     - the submission of an NDA to the FDA; and

     - FDA review and approval of the NDA prior to any commercial sale or shipment of the drug.

     Preclinical tests include laboratory evaluation of product chemistry and formulation, as well as animal trials to assess the potential safety and efficacy of the product. Preclinical tests must be conducted in compliance with Good Laboratory Practice regulations and compounds for clinical use must be formulated according to compliance with Good Manufacturing Practice, or cGMP, requirements. The results of preclinical testing are submitted to the FDA as part of an IND.

     A 30-day waiting period after the filing of each IND is required prior to the commencement of clinical testing in humans. If the FDA has not commented on or questioned the IND within this 30-day period, clinical trials may begin. If the FDA has comments or questions, the questions must be answered to the satisfaction of the FDA before initial clinical testing can begin. In addition, the FDA may, at any time, impose a clinical hold on ongoing clinical trials. If the FDA imposes a clinical hold, clinical trials cannot commence or recommence without FDA authorization and then only under terms authorized by the FDA. In some instances, the IND application process can result in substantial delay and expenses.

     Clinical trials involve the administration of the investigational new drug to healthy volunteers or patients under the supervision of a qualified principal investigator. Clinical trials are conducted in accordance with Good Clinical Practice, under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. The study protocol and informed consent information for patients in clinical trials must also be approved by the institutional review board at each institution where the trials will be conducted.

     Clinical trials to support NDAs are typically conducted in three sequential phases, but the phases may overlap. In Phase I, the initial introduction of the drug into healthy human subjects or patients, the drug is tested to assess metabolism, pharmacokinetics and pharmacological actions and safety, including side effects associated with increasing doses. Phase II usually involves trials in a limited patient population to:

     - determine dosage tolerance and optimal dosage;

     - identify possible adverse effects and safety risks; and

     - preliminarily support the efficacy of the drug in specific, targeted indications.

     If a compound is found to be effective and to have an acceptable safety profile in Phase II evaluation, Phase III trials are undertaken to further evaluate clinical efficacy and to further test for safety within an expanded patient population at geographically dispersed clinical trial sites. There can be no assurance that Phase I, Phase II or Phase III testing of our product candidates will be completed successfully within any specified time period, if at all.

     After completion of the required clinical testing, generally an NDA is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing may begin in the United States. The NDA must include the results of extensive clinical and other testing and the compilation of data relating to the product's chemistry, pharmacology and manufacture. The cost of an NDA is substantial.

     The FDA has 60 days from its receipt of the NDA to determine whether the application will be accepted for filing based on the threshold determination that the NDA is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Currently, the FDA takes approximately twelve months in which to review the NDA and respond to the applicant. In 1997, Congress enacted the Food and Drug Administration Modernization Act, in part, to ensure the availability of safe and effective drugs by expediting the FDA review process for new products. This act establishes a statutory program for the approval of fast track products. Under this act, the FDA has six months in which to review the NDA and respond to the applicant. The review process is often significantly extended by FDA requests for additional information or clarification regarding information already provided in the submission. The FDA typically will refer the application to the appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee.

     If FDA evaluations of the NDA and the manufacturing facilities are favorable, the FDA may issue an approval letter, or, in some cases, an approvable letter followed by an approval letter. Both letters usually contain a number of conditions that must be met in order to secure final approval of the NDA. When and if those conditions have been met to the FDA's satisfaction, the FDA will issue an approval letter. The approval letter authorizes commercial marketing of the drug for specific indications. As a condition of

NDA approval, the FDA may require postmarketing testing and surveillance to monitor the drug's safety or efficacy, or impose other conditions, commonly referred to as Phase IV clinical trials.

     If the FDA's evaluation of either the NDA submission or manufacturing facilities is not favorable, the FDA may refuse to approve the NDA or issue a not approvable letter. The not approvable letter outlines the deficiencies in the submission and often requires additional testing or information. Notwithstanding the submission of any requested additional data or information in response to an approvable or not approvable letter, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems occur following initial marketing.

     Manufacturing. Each domestic drug manufacturing facility must be registered with FDA. Domestic drug manufacturing establishments are subject to periodic inspection by the FDA and must comply with cGMP. Further, we or our third party manufacturer must pass a preapproval inspection of its manufacturing facilities by the FDA before obtaining marketing approval of any products. To supply products for use in the United States, foreign manufacturing establishments must comply with cGMP and are subject to periodic inspection by the FDA or corresponding regulatory agencies in countries under reciprocal agreements with the FDA. We use and will continue to use third party manufacturers to produce our products in clinical and commercial quantities. There can be no guarantee that future FDA inspections will proceed without any compliance issues requiring the expenditure of money or other resources.

     Foreign Regulation of Drug Compounds. Whether or not FDA approval has been obtained, approval of a product by comparable regulatory authorities may be necessary in foreign countries prior to the commencement of marketing of the product in those countries. The approval procedure varies among countries and can involve additional testing. The time required may differ from that required for FDA approval. Although there are some procedures for unified filings for some European countries with the sponsorship of the country which first granted marketing approval, in general each country has its own procedures and requirements, many of which are time consuming and expensive. Thus, there can be substantial delays in obtaining required approvals from foreign regulatory authorities after the relevant applications are filed.

     In Europe, marketing authorizations may be submitted at a centralized, a decentralized or a national level. The centralized procedure is mandatory for the approval of biotechnology products and provides for the grant of a single marketing authorization which is valid in all European Union member states. As of January 1995, a mutual recognition procedure is available at the request of the applicant for all medicinal products which are not subject to the centralized procedure. We will choose the appropriate route of European regulatory filing to accomplish the most rapid regulatory approvals. There can be no assurance that the chosen regulatory strategy will secure regulatory approvals on a timely basis or at all.

     Hazardous Materials. Our research and development processes involve the controlled use of hazardous materials, chemicals and radioactive materials and produce waste products. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous materials and waste products. Although we believe that our safety procedures for handling and disposing of hazardous materials comply with the standards prescribed by laws and regulations, the risk of accidental contamination or injury from these materials cannot be eliminated completely. In the event of an accident, we could be held liable for any damages that result. This liability could exceed our resources or not be covered by our insurance. Although we believe that we are in compliance in all material respects with applicable environmental laws and regulations, there can be no assurance that we will not be required to incur significant costs to comply with environmental laws and regulations in the future. There can also be no assurance that our operations, business or assets will not be materially adversely affected by current or future environmental laws or regulations.

COMPETITION

     General. The development and sale of new drugs for the treatment of vascular and other inflammatory diseases is highly competitive and we will face intense competition from major pharmaceutical companies and biotechnology companies all over the world. Competition is likely to increase as a result of advances made in the commercial application of technologies and greater availability of funds for investment in these fields. Companies that complete clinical trials, obtain required regulatory approvals and initiate commercial sales of their products before their competitors may achieve a significant competitive advantage. In addition, significant research in biotechnology and vascular medicine may occur in universities and other nonprofit research institutions. These entities have become increasingly active in seeking patent protection and licensing revenues for their research results. They also compete with us in recruiting talented scientists.

     We believe that our ability to compete successfully will depend on our ability to create and maintain scientifically-advanced technology, develop proprietary products, attract and retain scientific personnel, obtain patent or other protection for our products, obtain required regulatory approvals and manufacture and successfully market products through other companies, through co-promotion agreements or alone. Many of our competitors have substantially greater financial, marketing, and human resources than we do. We expect to encounter significant competition.

MANUFACTURING AND MARKETING

     We rely on our internal resources and third-party manufacturers to produce compounds for preclinical development. Currently, we have no manufacturing facilities for either the production of biochemicals or the manufacture of final dosage forms. We believe small molecule drugs are less expensive to manufacture than protein-based therapeutics, and that all of our existing compounds can be produced using established manufacturing methods, including traditional pharmaceutical synthesis.

     We have established supply arrangements with third-party manufacturers for certain clinical trials and have established and will establish supply arrangements ultimately for commercial distribution, although there can be no assurance that such arrangements will be established on reasonable terms. Our long-range plan may involve establishing internal manufacturing of small molecule therapeutics, including the ability to formulate, fill, label, package and distribute our products. However, for the foreseeable future we plan to outsource such manufacturing. We do not anticipate developing an internal manufacturing capability for some time, nor are we able to determine which of our potential products, if any, will be appropriate for internal manufacturing. The primary factors we will consider in making this determination are the availability and cost of third-party sources, the expertise required to manufacture the product and the anticipated manufacturing volume. Pursuant to our agreement with SmithKline, SmithKline entered into an agreement with Mitsubishi regarding the manufacture and supply of NOVASTAN(R), and we will not, therefore, have any direct responsibility regarding the manufacture and supply of NOVASTAN(R) as it relates to the agreement with SmithKline.

FACILITIES

     We lease 37,500 square feet of office and laboratory space in Houston, Texas, including a 16,671 square foot laboratory facility and a 3,909 square foot animal facility. The remaining area is being used for clinical development, computer modeling, administrative offices, storage space and additional offices for scientists. Our lease expires in December 2000 and includes a renewal option. We may require additional space to accommodate future research and laboratory needs as necessary to bring products into development and clinical trials. We believe that these facilities are adequate for our present needs.

EMPLOYEES

     As of December 31, 1999, we employed 86 individuals. Of our work force, 71 employees are engaged directly in research and development activities and 15 in general and administrative positions. None of our employees are represented by a labor union. We have experienced no work stoppages and believe that relations with our employees are good. We also maintain consulting agreements with a number of scientists at various universities and other research institutions.

LEGAL PROCEEDINGS

     On November 21, 1994, a class action shareholders' suit was filed in the United States District Court for the Southern District of Texas, Houston Division seeking damages in the amount of $16 million. The plaintiffs were two individuals who purchased our shares on December 16, 1993 following our initial public offering, or IPO. In their complaint, the plaintiffs sued us, certain members of our board of directors and certain of our officers alleging violations of Sections 11, 12 and 15 of the Securities Act of 1933, as amended. A subsequently filed class action arising out of the initial public offering was dismissed in June 1996, leaving the first class action as the only pending litigation arising out of the initial public offering.

     In May 1999, we reached an agreement in principle to settle the pending class action. The agreement in principle achieved with the plaintiff's counsel provided for dismissal of all claims against us and the officers and directors named as defendants. The settlement amount is $800,000, of which approximately $187,500 was paid by us into escrow during January 2000 and approximately $612,500 will be paid by our insurer.

     On December 21, 1999, we and the plaintiffs filed a stipulation of settlement of all claims against certain defendants. Notification of the settlement to potential class members was delivered on or about February 4, 2000, and a hearing to approve the settlement was held on April 5, 2000. At that hearing, there being no objection from the parties, the court stated its intention to approve the settlement as requested by the parties. The court's approval of the settlement and dismissal of all claims against us and our directors and officers will become final upon expiration of the deadline for appeal of that order.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Our directors and executive officers and their respective ages and positions as of December 31, 1999, are as follows:

NAME                                     AGE                  POSITION
----                                     ---                  --------
John M. Pietruski......................  66    Chairman of the Board of Directors
David B. McWilliams....................  56    President, Chief Executive Officer and
                                                 Director
Richard A. F. Dixon, Ph.D..............  46    Vice President, Research and Director
Stephen L. Mueller.....................  52    Vice President, Finance and
                                               Administration, Secretary and Treasurer
Pamela M. Murphy.......................  49    Vice President, Corporate
                                               Communications
Joseph M. Welch........................  59    Vice President, Business Development
James T. Willerson, M.D................  60    Chairman of the Scientific Advisory
                                               Board and Director
Ron J. Anderson, M.D...................  53    Director
Frank C. Carlucci......................  69    Director
Robert J. Cruikshank...................  69    Director
Suzanne Oparil, M.D....................  58    Director
James A. Thomson, Ph.D. ...............  55    Director

     John M. Pietruski has served as Chairman of our board of directors since May 1990. Mr. Pietruski has served as President of Dansara Company, a private investment consulting firm, since 1988. He served as Chairman of the board of directors and Chief Executive Officer of Sterling Drug Inc., a pharmaceutical company, from 1985 to 1988 and as President and Chief Operating Officer from 1983 to 1985. Mr. Pietruski currently serves as a director of General Public Utilities Corporation, Hershey Foods Corporation, Lincoln National Corporation and Professional Detailing, Inc. Mr. Pietruski received a B.S. degree with honors in business administration from Rutgers University, where he graduated Phi Beta Kappa.

     David B. McWilliams has served as our President and Chief Executive Officer and as a member of the board of directors since July 1992. Mr. McWilliams joined us after serving as President and Chief Executive Officer of Zonagen, Inc., a pharmaceutical research company involved in reproductive health, from June 1989 to July 1992, where he was also a director. He was also President and Chief Executive Officer of Kallestad Diagnostics, a medical diagnostics manufacturing company, from 1984 to 1988. Mr. McWilliams served as president of E.M. Industries, Harleco Diagnostics Division from 1980 to 1984. He has held various executive and senior management positions with Abbott Laboratories, McKinsey & Company and Amoco Chemicals Corporation and currently serves as a director of Structural Bioinformatics, Inc. Mr. McWilliams received a B.S. from Washington and Jefferson College in chemistry, graduating magna cum laude and Phi Beta Kappa, and received an M.B.A. from the University of Chicago.

     Richard A.F. Dixon, Ph.D. has served as our Vice President -- Research since December 1992, and as a member of the board of directors since July 1990. Dr. Dixon served as our scientific Director and Director of Molecular Biology from July 1990 to December 1992. Dr. Dixon joined us after serving as a director and head of molecular biology at Merck Sharp & Dohme Research Laboratories, a division of Merck & Co. from 1988 to July 1990. In addition, Dr. Dixon serves as a Professor of the Department of Internal Medicine at The University of Texas Medical School at Houston. Dr. Dixon is the author or co-author of more than 100 scientific papers and has invented twelve patented therapeutic technologies. He received a B.S. degree from Texas A&M University, graduating cum laude, and received a Ph.D. in virology from the Baylor College of Medicine.

     Stephen L. Mueller has served as Vice President, Finance and Administration since March 1998, Vice President of Administration since March 1995, as Secretary since May 1994 and as Treasurer since December 1991. From September 1991 to March 1995, Mr. Mueller served as our Director of Finance and Administration. Prior to joining us, Mr. Mueller was a financial consultant for wholesale distribution and oil and gas companies. Mr. Mueller was Vice President and Controller of Bado Equipment Co., Inc. in Houston, Texas from 1976 to 1990. He was associated with Deloitte & Touche, Certified Public Accountants in Houston, Texas from 1973 to 1976. Mr. Mueller received a B.B.A. from The University of Texas at Austin in accounting and is a Certified Public Accountant in the State of Texas.

     Pamela M. Murphy joined us in March 1998 as Vice President, Corporate Communications. In March, 1999, Mrs. Murphy was appointed a corporate executive officer. Prior to joining us, from July 1997 through March 1998, Mrs. Murphy served as President of PMM Partners, a marketing communication firm focused on emerging technology companies. From April 1994 through January 1996, she was Vice President, Corporate Communications at CYTOGEN Corporation and from December 1989 through March 1994, she was Vice President, Corporate Communications and Administration at Greenwich Pharmaceuticals. Mrs. Murphy received her B.S. in education and psychology from Northern Arizona University and is currently enrolled in the University of Pennsylvania's executive graduate program.

     Joseph M. Welch has served as Vice President, Business Development since September 1993, after serving as a consultant to us from April to August 1993. Prior to joining us, Mr. Welch spent 26 years with the Pharmaceutical Division of DuPont and the DuPont Merck Pharmaceutical Company. From January 1991 to February 1993, Mr. Welch was Associate Director of Licensing for DuPont Merck Pharmaceutical Company. Prior to that, Mr. Welch spent seven years in business development. In these positions, he participated in the evaluation and negotiation of a number of major projects, including the DuPont/Merck joint venture. Mr. Welch has an M.B.A. from the University of Denver.

     James T. Willerson, M.D. has served as chairman of our scientific advisory board since January 1990 and has been a member of the board of directors since May 1990. Dr. Willerson has served as a professor and Chairman of the Department of Internal Medicine at The University of Texas Medical School at Houston since 1989. In 1995, he was appointed Medical Director of the Texas Heart Institute, Houston, Texas. He was Chief of Cardiology of Parkland Memorial Hospital in Dallas, Texas from 1975 to 1989, director and principal investigator of The University of Texas Southwestern Medical School Ischemic Heart Disease, Specialized Center of Research, in Dallas from 1975 to 1989, director of the cardiology division at The University of Texas Southwestern Medical School from 1977 to 1989, and professor of medicine and professor of radiology from 1979 to 1989. He also served as co-director of the Bugher Molecular Biology and Cardiology Research Center at The University of Texas Health Science Center in Dallas from 1986 to 1989. Dr. Willerson has published nearly 700 manuscripts and has been editor or co-editor of 18 textbooks. He was selected for membership in the Institute of Medicine of the National Academy of Science in 1998 and named "Distinguished Scientist" of the American College of Cardiology for 2000. In 1961, Dr. Willerson received a B.A. from The University of Texas at Austin, graduating Phi Beta Kappa. In 1965, he received an M.D. from the Baylor College of Medicine, graduating as a member of Alpha Omega Alpha. Dr. Willerson's medical and cardiology training was undertaken at the Massachusetts General Hospital, Boston, Massachusetts.

     Ron J. Anderson, M.D. has served as a member of the board of directors since December 1997. He has been President and Chief Executive Officer of Parkland Health & Hospital System since 1982. Parkland is the general public hospital for Dallas County, Texas and the primary teaching hospital for The University of Texas Southwestern Medical Center at Dallas. He previously served as Parkland's Medical Director for Ambulatory Care and Emergency Services. He served concurrently as head of the Division of Ambulatory Care, which became the Division of General Internal Medicine under his guidance in the Department of Internal Medicine at Southwestern. Dr. Anderson has remained on the faculty of the Medical School as Professor of Internal Medicine. Dr. Anderson is also a director of the Parkland Foundation and Texans Care for Children. He is the Chief Executive Officer and serves on the board of directors of Parkland Community Health Plan and is an advisory board member of Texas Health Choice. Dr. Anderson is also the Chairman of the Texas Hospital Association, a member of the boards of directors of the National Association of Public Hospitals and National Public Health and Hospital Institute. In 1997 he was elected to the Institute of Medicine of the National Academy of Sciences. He has authored and co-authored more than 200 articles on medicine, ethics, and health policy. Dr. Anderson received his medical degree from the University of Oklahoma and his pharmacy degree from Southwestern Oklahoma State University where he was selected as a Distinguished Alumni in 1987.

     Frank C. Carlucci has served as a member of the board of directors since May 1990. He has been principally employed as Chairman of The Carlyle Group, a private merchant bank, since 1989. Mr. Carlucci served as Secretary of Defense of the U.S. from January 1988 through January 1989. Prior to his appointment as Secretary of Defense, Mr. Carlucci was Chairman and Chief Executive Officer of Sears World Trade Inc. from 1986 to 1987, after having served as president and chief operating officer from 1983 to 1984. Mr. Carlucci is also a director of Ashland Inc., Neurogen Corporation, Quaker Oats Co., Kaman Corporation, Northern Telecom, Ltd., SunResorts, Ltd., Pharmacia & Upjohn, Inc., and IRI International, Inc. Mr. Carlucci is a graduate of Princeton University and attended the Harvard Graduate School of Business Administration.

     Robert J. Cruikshank has served as a member of the board of directors since May 1993. Mr. Cruikshank was a senior partner at Deloitte & Touche LLP from 1989 until retiring in March 1993. Mr. Cruikshank was a partner, office managing partner and member of the board of directors of the predecessor firms to Deloitte & Touche LLP in Houston from 1968 until 1989. He is a trustee of the Ray C. Fish Foundation and Texas Medical Center. He also serves as a director of Reliant Energy Incorporated, MAXXAM Incorporated, Kaiser Aluminum Corporation, Weingarten Realty Investors and an advisory board member of Compass Bank of Houston. Mr. Cruikshank is a past chairman of the American Heart Association, is active at the affiliate levels and is a past Regent of the University of Texas System. Mr. Cruikshank received a B.A. in economics and accounting from Rice University and completed the Advanced Management Program at Harvard University.

     Suzanne Oparil, M.D. has served as a member of the board of directors since May 1999. She has been a professor of medicine since 1981, Director of the Vascular Biology and Hypertension since 1985, and professor of physiology and biophysics since 1993, in the Division of Cardiovascular Disease at The University of Alabama at Birmingham. She has served as president of the American Federation of Clinical Research. Dr. Oparil is also a member of the American Society of Clinical Investigation, the Association of American Physicians, and of the Institute of Medicine of the National Academy of Sciences. In addition, she has held advisory positions with the National Institutes of Health, including membership on a number of task forces, advisory committees and peer review committees. Dr. Oparil was a past president of the American Heart Association and is an active volunteer at both the national and affiliate levels. She was a recipient of the University of Alabama President's Achievement Award. Dr. Oparil has an extensive bibliography in clinical cardiology and hypertension, including over 350 journal articles, books and book chapters. Dr. Oparil received her medical degree from Columbia University, College of Physicians and surgeons in 1965.

     James A. Thomson, Ph.D. has served as a member of the board of directors since May 1994. He has been President and Chief Executive Officer of the RAND Corporation since 1989 and has served the institution in a variety of roles beginning in 1981. The RAND Corporation is a non-profit institution that seeks to improve public policy through research and analysis in such areas as national defense, education and health. He also serves as a director of AK Steel Holding Co. and of Entrust Technologies Corp. From 1977 until 1981, he served on the National Security Council, at the White House. From 1974 until 1977, Dr. Thomson served as an operations research analyst in the Office of the Secretary of Defense, the Pentagon. Dr. Thomson is the author of numerous scholarly articles and reports on defense and scientific subjects. Dr. Thomson graduated from the University of New Hampshire in 1967 and received an M.S. and Ph.D. in Physics from Purdue University.

     Directors are elected annually by our stockholders and hold office until the next annual meeting of stockholders or until their resignation or removal. Each executive officer holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors and executive officers.

SCIENTIFIC ADVISORY BOARD AND CONSULTANTS

     We have assembled a scientific advisory board composed of distinguished professors from some of the most prestigious medical schools. The scientific advisory board assists us in identifying research and development opportunities, in reviewing with management the progress of our projects and in recruiting and evaluating scientific staff. Although we expect to receive guidance from the members of our scientific advisory board, all of its members are employed on a full-time basis by others and, accordingly, are able to devote only a small portion of their time to us. Management expects to meet with its scientific advisory board members as a group approximately once each year and individually from time to time on an informal basis. We have entered into a consulting agreement with each member of the scientific advisory board. The Scientific Advisory Board includes James T. Willerson, M.D., as Chairman, and the following scientists.

     Ferid Murad, M.D., Ph.D. is Professor and Chairman of the Department of Integrative Biology and Pharmacology at the University of Texas-Houston Medical School and the Director of the Institute of Molecular Medicine. Dr. Murad has received many honors including the Nobel Prize in Medicine in 1998, the Ciba Award in 1988 and the Albert and Mary Lasker Award in Basic Medical Research in 1996. He is also a member of many professional and honorary societies and is the author or co-author of more than 300 scientific articles.

     Joseph F. Sambrook, Ph.D. is a Professor of Pathology at Melbourne University, Australia and Director of Research at Peter MacCallum Cancer Institute. He is a member of various honorary and professional societies, editorial boards and is the author of more than 150 scientific articles. Professor Sambrook previously worked for 20 years in the U.S. where he served on many blue ribbon government and non-government committees.

     Ajit Varki, M.D. has been a Professor of Medicine since 1991 and is currently serving in that position as well as leader of the glycobiology program at the University of California, San Diego. Dr. Varki served as Instructor in Medicine at Washington University School of Medicine from 1980 to 1982. He also served as Assistant Professor of Medicine from 1982 to 1987 and as Associate Professor of Medicine from 1987 to 1991 at the University of California, San Diego. In 1975, Dr. Varki received an M.D. from Christian Medical College and his Post-Doctorate in Biochemistry from Washington University from 1979 to 1982. He is a member of various professional societies and has won numerous awards since 1969. He is currently president of the American Society for Clinical Investigation. Dr. Varki is the author or co-author of 160 scientific publications.

     Denton Cooley, M.D., Surgeon-in-Chief of the Texas Heart Institute, acts as an advisory director to us.

     We also have agreements with various outside scientific consultants who assist us in formulating our research and development strategy. All of our consultants and advisors are employed by other employers and may have commitments to or consulting or advisory contracts with other entities that may affect their ability to work with us.

                              SELLING STOCKHOLDERS

     The following table sets forth the beneficial ownership of our common stock as of March 1, 2000 by each of the selling stockholders. Each of the selling stockholders has sole voting and investment power with respect to all shares of common stock beneficially owned. The selling stockholders will only participate in this offering if the underwriters exercise their over-allotment option.

                                          BENEFICIAL OWNERSHIP                      BENEFICIAL OWNERSHIP
                                            BEFORE OFFERING                            AFTER OFFERING
                                          --------------------   NUMBER OF SHARES   --------------------
NAME OF SELLING STOCKHOLDER(1)             NUMBER     PERCENT     BEING OFFERED      NUMBER     PERCENT
------------------------------            ---------   --------   ----------------   ---------   --------
Richard A.F. Dixon, Ph.D................   586,002      1.7%          50,000         536,002      1.3%
David B. McWilliams.....................   719,607      2.1%          50,000         669,607      1.7%
Stephen L. Mueller......................   179,882         *          25,000         154,882         *
Joseph M. Welch.........................   156,966         *          12,500         144,466         *
John M. Pietruski.......................   107,074         *          10,909          96,165         *
Pamela M. Murphy........................    29,751         *          10,000          19,751         *
James A. Thomson, Ph.D..................    43,905         *           7,000          36,905         *

---------------

 *  Less than 1%

(1) All persons set forth above are either our directors or executive officers.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth the beneficial ownership of our common stock as of March 1, 2000 by:

     - each person who is known by us to be the beneficial owner of more than 5% of our outstanding common stock;

     - each of our executive officers and directors; and

     - all of our directors and executive officers as a group.

     Unless otherwise noted, each person has sole investment and voting power of the shares listed. Shares of common stock subject to under options and outstanding public warrants that are presently exercisable or exercisable within 60 days are deemed to be beneficially owned by the person holding such options. The information in the following table is based on information supplied by officers, directors and principal stockholders and filings, if any, filed with the Securities and Exchange Commission by each person.

                                                               SHARES BENEFICIALLY
                                                                     OWNED(1)
                                                              ----------------------
                                                                          PERCENT OF
NAME AND ADDRESS OF BENEFICIAL OWNER                           NUMBER       CLASS
------------------------------------                          ---------   ----------
Larry N. Feinberg(1)........................................  3,637,224     10.5%
Ron J. Anderson, M.D.(2)....................................     22,000      *
Frank C. Carlucci(2)........................................     81,012      *
Robert J. Cruikshank(2).....................................     48,219      *
Richard A. F. Dixon, Ph.D.(2)...............................    586,002      1.7%
David B. McWilliams(2)......................................    719,607      2.1%
Stephen L. Mueller(2).......................................    179,882      *
Pamela M. Murphy(2).........................................     29,751      *
Suzanne Oparil, M.D.(2).....................................      5,000      *
John M. Pietruski(2)........................................    107,074      *
James A. Thomson, Ph.D.(2)..................................     43,905      *
Joseph M. Welch(2)..........................................    156,966      *
James T. Willerson, M.D.(2).................................    133,871      *
All directors and executive officers as a group (12
  persons)(2)...............................................  2,113,289      6.1%

---------------

 *  Less than 1%

(1) The address of Mr. Feinberg is 712 Fifth Avenue, 45th Floor, New York, New York 10019. Mr. Feinberg is the deemed beneficial holder of shares of common stock held by various partnerships and by managed accounts over which Oracle Investment Management, Inc. has investment discretion.

(2) Includes 42,077 shares, 38,219 shares, 658,745 shares, 146,632 shares,
    62,801 shares, 154,966 shares and 29,751 shares of common stock issuable on exercise of vested options held by Messrs. Carlucci, Cruikshank, McWilliams, Mueller, Pietruski, Welch and Ms. Murphy respectively, and 22,000 shares, 500,288 shares, 5,000 shares, 32,707 shares and 33,872 shares of common stock issuable on exercise of vested options held by Drs. Anderson, Dixon, Oparil, Thomson and Willerson, respectively. These include 38,935 shares, 10,000 shares, 60,862 shares, 33,250 shares, 1,416 shares and 2,000 shares held directly by Messrs. Carlucci, Cruikshank, McWilliams, Mueller, Pietruski and Welch respectively, and 85,714 shares, 5,998 shares and 85,714 shares held directly by Drs. Dixon, Thomson and Willerson, respectively. These include 42,857 shares held by the Pietruski Family Partnership, of which Mr. Pietruski is the general partner, 200 shares held by Dr. Thomson's granddaughter, 14,285 shares owned by The James T. Willerson Fund, Inc., a not-for-profit corporation, of which Dr. Willerson is the Chairman of the board of directors and 5,000 shares issuable on exercise of redeemable common stock purchase warrants held by Dr. Thomson.

                                  UNDERWRITING

     PaineWebber Incorporated, Prudential Securities Incorporated, First Union Securities, Inc. and Sanders Morris Harris are acting as representatives of the underwriters named below. The underwriters have severally agreed to purchase, and we have agreed to sell, subject to the terms and conditions set forth in the underwriting agreement, the number of shares of common stock set forth opposite their names below:

                                                              NUMBER OF
UNDERWRITER                                                    SHARES
-----------                                                   ---------
PaineWebber Incorporated....................................  2,700,000
Prudential Securities Incorporated..........................  1,325,000
First Union Securities, Inc. ...............................    825,000
Sanders Morris Harris.......................................    150,000
                                                              ---------
          Total.............................................  5,000,000
                                                              =========

     In the underwriting agreement, the underwriters have severally agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of common stock being sold under the underwriting agreement, other than those covered by the over-allotment option described below, if any shares of common stock are purchased. The underwriting agreement provides that the obligations of the underwriters to purchase shares of common stock are subject to conditions precedent outlined in the underwriting agreement. The underwriting agreement also provides that in the event of a default by any underwriter, the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

     The underwriters propose to offer shares of common stock to the public initially at the public offering price set forth on the cover page of this prospectus and to certain selected dealers at such public offering price less a concession not to exceed $0.42 per share. The underwriters or such selected dealers may reallow a commission to certain other dealers not to exceed $0.10 per share. After the offering to the public, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the underwriters.

     We and the selling stockholders have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase up to 750,000 additional shares of common stock to cover over-allotments, if any, at the offering price less the underwriting discount and commissions. If the underwriters exercise this option, each underwriter will have a firm commitment, subject to conditions outlined in the underwriting agreement, to purchase approximately the same pro rata percentage of additional shares of common stock as each underwriter purchases in the offering. The underwriters may purchase these shares of common stock only to cover over-allotments made in connection with the offering. The following table provides information regarding the amount of the discount to be paid to the underwriters by us and the selling stockholders.

                                                              TOTAL WITHOUT    TOTAL WITH FULL
                                                               EXERCISE OF       EXERCISE OF
                                                              OVER-ALLOTMENT   OVER-ALLOTMENT
                                                  PER SHARE       OPTION           OPTION
                                                  ---------   --------------   ---------------
Texas Biotechnology.............................    $0.72       $3,600,000       $4,020,906
Selling Stockholders............................     0.72               --          119,094
                                                                ----------       ----------
          Total.................................                $3,600,000       $4,140,000
                                                                ==========       ==========

     We will pay all of our and the selling stockholders' expenses associated with the offering, excluding underwriting discount, which expenses we estimate to be approximately $10,000.

     We have agreed to indemnify the several underwriters against certain civil liabilities, including liabilities under the federal securities laws or to contribute to payments which the underwriters may be required to make as a result of these liabilities.

     We, our officers and directors have agreed that, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of PaineWebber Incorporated, on behalf of the representatives, offer to sell, sell, contract to sell, grant any option to sell, or otherwise dispose of, or file with the Securities and Exchange Commission a registration statement under the Securities Act to register any shares of our common stock or securities convertible into or exchangeable for any shares of our common stock or warrants or other rights to acquire shares of our common stock. However, we are allowed to grant options pursuant to employee stock plant or agreements and to issue common stock upon the exercise of options granted under these plans or agreements or the exercise of outstanding warrants.

     We expect that the shares of common stock will be ready for delivery in New York, New York on or about April 12, 2000.

     Our common stock is quoted on the American Stock Exchange under the symbol "TXB".

     Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and some selling group members to bid for and purchase shares of common stock. As an exception to these rules, the representatives are permitted to engage in transactions that stabilize the price of common stock. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock.

     In addition, if the representatives sell more shares of common stock than are set forth on the cover page of this prospectus, or "over-allot," and thereby create a short position in the common stock in connection with the offering, then the representatives may reduce that short position by purchasing common stock in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option.

     The representatives may also impose a penalty bid on certain underwriters and selling group members. This means that if the representatives purchase shares of common stock in the open market to reduce the underwriters' short position or to stabilize the price of the common stock, the representatives may reclaim the amount of the selling concession from the underwriters and selling group members who sold these shares as part of the offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might otherwise be in the absence of these purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the offering.

     Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     Prudential Securities Incorporated facilitates the marketing of new issues online through its PrudentialSecurities.com division. Clients of Prudential Advisor(sm), a full service brokerage firm program, may view offering terms and a prospectus online and place orders through their financial advisors.

                                 LEGAL MATTERS

     Certain legal matters in connection with the common stock offered hereby will be passed on for us by Porter & Hedges, L.L.P., Houston, Texas. Shearman & Sterling, New York, New York has represented the underwriters.

                                    EXPERTS

     The consolidated financial statements of Texas Biotechnology Corporation as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999, have been included herein and in the registration statement, and have been incorporated by reference herein and in the registration statement, in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The statements in this prospectus in the Risk Factors under the caption Risks Relating to Intellectual Property, Business and other references herein to intellectual property matters have been reviewed and approved by Rockey, Milnamow & Katz, Ltd., Chicago, Illinois, our patent counsel, as experts on such matters, and are included herein in reliance upon their review and approval.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, also known as the Exchange Act, and in accordance therewith, file reports, proxy statements and other information with the Securities and Exchange Commission, also known as the Commission. These reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. These materials also can be inspected at the offices of AMEX, 86 Trinity Place, New York, New York 10006, on which the common stock is listed. In addition, the Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission.

     We have filed a registration statement with the Commission on Form S-3 (including any amendments thereto, known as the registration statement) under the Securities Act of 1933 with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. You may refer to the registration statement and the exhibits and schedules thereto for more information about us and our common stock. Statements made in this prospectus regarding the contents of any contract or document filed as an exhibit to the registration statement are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document so filed. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents which have previously been filed by us with the Commission under the Exchange Act are incorporated herein by reference:

          (1) Our annual report on Form 10-K for the fiscal year ended December 31, 1999.

          (2) A description of our common stock contained in our registration statement on Form 8-A effective December 15, 1993 (Commission File No. 1-12574), as amended by our proxy materials dated April 22, 1994 and April 4, 1996 relating to its 1994 and 1996 annual shareholders' meetings, respectively.

          (3) Our current report on Form 8-K dated February 22, 2000.

     All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated in this prospectus by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein, or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     This prospectus incorporates documents by reference which are not delivered herewith. Copies of these documents, other than the exhibits thereto (unless such exhibits are specifically incorporated by reference in such documents), are available upon written or oral request, at no charge, from us. Requests for such copies should be directed to Stephen L. Mueller, Vice President, Finance and Administration, Secretary and Treasurer, at 7000 Fannin Street, 20th Floor, Houston, Texas 77030, or at (713) 796-8822.

                        TEXAS BIOTECHNOLOGY CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
FINANCIAL STATEMENT
Independent Auditors' Report................................   F-2
Consolidated Balance Sheets.................................   F-3
Consolidated Statements of Operations.......................   F-4
Consolidated Statements of Stockholders' Equity.............   F-5
Consolidated Statements of Cash Flows.......................   F-6
Notes to Consolidated Financial Statements..................   F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Texas Biotechnology Corporation:

     We have audited the accompanying consolidated balance sheets of Texas Biotechnology Corporation and subsidiary (the "Company") as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Texas Biotechnology Corporation and subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

                                            KPMG LLP

Houston, Texas
February 25, 2000

                 TEXAS BIOTECHNOLOGY CORPORATION AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1999           1998
                                                              -----------    -----------
Current assets:
  Cash and cash equivalents.................................  $ 2,804,270    $ 4,176,911
  Short-term investments....................................   11,366,066     24,199,091
  Other current receivables.................................    1,067,738      1,426,959
  Prepaid expenses..........................................    1,453,090        963,590
  Other current assets......................................           --         10,400
                                                              -----------    -----------
          Total current assets..............................   16,691,164     30,776,951
Long-term investments.......................................    1,000,000      2,000,000
Equipment and leasehold improvements, net...................    2,998,431      3,269,438
Other assets................................................      115,096         59,591
                                                              -----------    -----------
          Total assets......................................  $20,804,691    $36,105,980
                                                              ===========    ===========

                          LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable..........................................  $   556,664    $   912,396
  Accrued expenses..........................................    1,657,706      1,957,364
                                                              -----------    -----------
          Total current liabilities.........................    2,214,370      2,869,760
Commitments and contingencies...............................           --             --

Stockholders' equity:
  Preferred stock, par value $.005 per share. At December
     31, 1999 and 1998, 5,000,000 shares authorized; none
     outstanding............................................           --             --
  Common stock, par value $.005 per share. At December 31,
     1999, 75,000,000 shares authorized; 34,392,909 shares
     issued and outstanding. At December 31, 1998,
     75,000,000 shares authorized; 34,128,017 shares issued
     and outstanding........................................      171,964        170,640
  Additional paid-in capital................................  118,317,599    117,667,479
  Accumulated deficit.......................................  (99,899,242)   (84,601,899)
                                                              -----------    -----------
          Total stockholders' equity........................   18,590,321     33,236,220
                                                              -----------    -----------
          Total liabilities and stockholders' equity........  $20,804,691    $36,105,980
                                                              ===========    ===========

          See accompanying notes to consolidated financial statements

                 TEXAS BIOTECHNOLOGY CORPORATION AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                YEAR ENDED DECEMBER 31,
                                                        ---------------------------------------
                                                           1999          1998          1997
                                                        -----------   -----------   -----------
Revenues:
  Research agreements.................................  $ 2,082,924   $ 2,251,681   $ 8,400,280
  License fee income..................................           --            --     8,500,000
  Products and services...............................           --            --         7,500
                                                        -----------   -----------   -----------
          Total revenues..............................    2,082,924     2,251,681    16,907,780
                                                        -----------   -----------   -----------
Expenses:
  Research and development............................   12,793,282    14,122,671    16,833,135
  Charge for purchase of in-process research and
     development......................................           --       133,875     1,075,191
  General and administrative..........................    5,798,966     4,597,014     5,759,792
                                                        -----------   -----------   -----------
          Total expenses..............................   18,592,248    18,853,560    23,668,118
                                                        -----------   -----------   -----------
          Operating loss..............................   16,509,324    16,601,879     6,760,338
                                                        -----------   -----------   -----------
Other income:
  Interest income.....................................    1,211,981     2,087,707     1,122,900
  Other...............................................           --            --         2,253
                                                        -----------   -----------   -----------
          Total other income..........................    1,211,981     2,087,707     1,125,153
                                                        -----------   -----------   -----------
          Net loss....................................   15,297,343    14,514,172     5,635,185
Preferred dividend requirement........................           --         1,690     1,153,282
                                                        -----------   -----------   -----------
          Net loss applicable to common shares........  $15,297,343   $14,515,862   $ 6,788,467
                                                        ===========   ===========   ===========
Net loss per share basic and diluted..................  $      0.45   $      0.43   $      0.24
                                                        ===========   ===========   ===========
  Weighted average common shares used to compute basic
     and diluted net loss per share...................   34,226,224    33,930,276    27,745,700
                                                        ===========   ===========   ===========

          See accompanying notes to consolidated financial statements

                 TEXAS BIOTECHNOLOGY CORPORATION AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                           PREFERRED STOCK        COMMON STOCK
                                           ----------------   ---------------------    ADDITIONAL                       TOTAL
                                           SHARES               SHARES                  PAID-IN      ACCUMULATED    STOCKHOLDERS'
                                           ISSUED    AMOUNT     ISSUED      AMOUNT      CAPITAL        DEFICIT         EQUITY
                                           -------   ------   ----------   --------   ------------   ------------   -------------
Balance at January 1, 1997...............       --    $ --    25,490,269   $127,451   $ 77,808,331   $(64,308,376)  $ 13,627,406
Issuance of common stock for stock option
  exercises..............................       --      --        58,841        294        183,925             --        184,219
Issuance of common stock for warrant
  exercises..............................       --      --       548,438      2,742      2,028,206             --      2,030,948
Issuance of convertible preferred stock
  through private placement, net of
  expenses...............................    6,000      30            --         --      5,925,239             --      5,925,269
Issuance of common stock in lieu of board
  fees...................................       --      --         2,944         15         14,900             --         14,915
Compensation expense related to stock
  option extensions......................       --      --            --         --      1,303,094             --      1,303,094
Conversion of preferred stock into common
  shares.................................   (5,700)    (28)    1,344,149      6,721        123,872             --        130,565
Issuance of common stock to SmithKline
  Beecham plc for cash, net of
  expenses...............................       --      --       176,992        885        964,714             --        965,599
Issuance of common stock through public
  offering, net of expenses..............       --      --     5,750,000     28,750     26,658,771             --     26,687,521
Issuance of common stock to Genentech,
  Inc. pursuant to contract..............       --      --       214,286      1,071      1,074,120             --      1,075,191
Net loss.................................       --      --                                             (5,635,185)    (5,635,185)
Preferred dividends......................       --      --            --         --             --       (142,476)      (142,476)
                                           -------    ----    ----------   --------   ------------   ------------   ------------
  Balance at December 31, 1997...........      300    $  2    33,585,919   $167,929   $116,085,172   $(70,086,037)  $ 46,167,066
Issuance of common stock for stock option
  exercises..............................       --      --       127,947        640        322,141             --        322,781
Issuance of common stock for warrant
  exercises..............................       --      --       304,850      1,524      1,091,335             --      1,092,859
Issuance of common stock in lieu of board
  fees...................................       --      --         4,506         23         21,876             --         21,899
Conversion of preferred stock into common
  shares.................................     (300)     (2)       64,795        324         13,280             --         13,602
Issuance of common stock to Hedral
  Therapeutics, Inc. pursuant to
  contract...............................       --      --        40,000        200        133,675             --        133,875
Net loss.................................       --      --            --         --             --    (14,514,172)   (14,514,172)
Preferred dividends......................       --      --            --         --             --         (1,690)        (1,690)
                                           -------    ----    ----------   --------   ------------   ------------   ------------
  Balance at December 31, 1998...........       --    $ --    34,128,017   $170,640   $117,667,479   $(84,601,899)  $ 33,236,220
Issuance of common stock for stock option
  exercises..............................       --      --       257,720      1,289        514,541             --        515,830
Issuance of common stock for warrant
  exercises..............................       --      --         1,400          7         11,809             --         11,816
Issuance of common stock in lieu of board
  fees...................................       --      --         5,772         28         23,877             --         23,905
Compensation expense related to stock
  options................................       --      --            --         --         99,893             --         99,893
Net loss.................................       --      --            --         --             --    (15,297,343)   (15,297,343)
                                           -------    ----    ----------   --------   ------------   ------------   ------------
  Balance at December 31, 1999...........       --    $ --    34,392,909   $171,964   $118,317,599   $(99,899,242)  $ 18,590,321
                                           =======    ====    ==========   ========   ============   ============   ============

          See accompanying notes to consolidated financial statements

                 TEXAS BIOTECHNOLOGY CORPORATION AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              YEAR ENDED DECEMBER 31,
                                                     ------------------------------------------
                                                         1999           1998           1997
                                                     ------------   ------------   ------------
Cash flows from operating activities:
  Net loss.........................................  $(15,297,343)  $(14,514,172)  $ (5,635,185)
  Adjustments to reconcile net loss to net cash
     used in operating activities:
     Depreciation and amortization.................       890,822        806,251        751,397
     Charge for purchase of in-process research and
       development.................................            --        133,875      1,075,191
     Expenses paid with stock......................        23,905         21,899         14,914
     Compensation expense related to stock
       options.....................................        99,893             --      1,303,094
     Preferred dividends payable not included in
       net loss....................................            --         11,912        (11,912)
     Loss on disposition of fixed assets...........           227         11,620             --
  Change in operating assets and liabilities:
     Increase in prepaid expenses..................      (489,500)      (410,005)        (6,833)
     (Increase) decrease in other current
       receivables.................................       359,221       (251,679)      (462,205)
     Decrease in other current assets..............        10,400             --          2,000
     Increase in other assets......................       (55,505)            --             --
     Increase (decrease) in current liabilities....      (655,390)       238,544     (1,296,499)
     Decrease in deferred revenue..................            --             --       (625,000)
                                                     ------------   ------------   ------------
          Net cash used in operating activities....   (15,113,270)   (13,951,755)    (4,891,038)
                                                     ------------   ------------   ------------
Cash flows from investing activities:
  Purchases of equipment and leasehold
     improvements..................................      (620,773)      (798,247)      (585,446)
  Proceeds from disposition of equipment and
     leasehold improvements........................           731          3,000             --
  Purchase of investments..........................   (17,184,214)   (54,391,953)   (39,163,424)
  Maturity of investments..........................    30,826,040     57,455,360     21,537,653
  Decrease (increase) in interest receivable
     included in short-term investments............       191,199        121,293       (495,727)
                                                     ------------   ------------   ------------
          Net cash provided by (used in) investing
            activities.............................    13,212,983      2,389,453    (18,706,944)
                                                     ------------   ------------   ------------
Cash flows from financing activities:
  Proceeds from issuance of common stock, net......            --             --     26,687,521
  Proceeds from sale of preferred stock, net.......            --             --      5,925,269
  Proceeds from sale of common stock and option and
     warrant exercises, net........................       527,646      1,415,640      3,180,766
                                                     ------------   ------------   ------------
          Net cash provided by financing
            activities.............................       527,646      1,415,640     35,793,556
                                                     ------------   ------------   ------------
          Net (decrease) increase in cash and cash
            equivalents............................    (1,372,641)   (10,146,662)    12,195,574
Cash and cash equivalents at beginning of year.....     4,176,911     14,323,573      2,127,999
                                                     ------------   ------------   ------------
Cash and cash equivalents at end of year...........  $  2,804,270   $  4,176,911   $ 14,323,573
                                                     ============   ============   ============
Supplemental schedule of noncash financing
  activities: Issuance of Common Stock for research
  and development and services.....................  $     23,905   $    155,774   $  1,090,105
                                                     ============   ============   ============

          See accompanying notes to consolidated financial statements

                 TEXAS BIOTECHNOLOGY CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

  (a) Organization

     Texas Biotechnology Corporation (the "Company" or "TBC") is a biopharmaceutical company focused on the discovery, development and commercialization of novel synthetic small molecule compounds for the treatment of a variety of vascular diseases. Since its formation in 1989, the Company has been engaged principally in research and drug discovery programs and clinical development of certain drug compounds. On July 25, 1994, the Company acquired all of the outstanding Common Stock of ImmunoPharmaceutics, Inc. ("IPI") in exchange for Common Stock of the Company.

     The Company is presently working on a number of long-term development projects which involve experimental and unproven technology, which may require many years and substantial expenditures to complete, and which may be unsuccessful. To date, other than compounds and services produced and sold by IPI, a wholly-owned subsidiary, the Company has not sold any products.

  (b) Basis of Consolidation

     The Company's consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, IPI. All material intercompany balances and transactions have been eliminated.

  (c) Cash, Cash Equivalents, Short-Term Investments and Long-Term Investments

     Cash equivalents are considered to be those securities or instruments with original maturities, when purchased, of three months or less. At December 31, 1999, approximately $996,000 was invested in demand and money market accounts. Short-term investments are those investments which have a remaining maturity of less than one year at the balance sheet date. At December 31, 1999, the Company's short-term investments consisted of approximately $11,366,000 in Corporate Commercial Paper and Government Agency bonds, and long-term investments consisted of $1,000,000 in a Government Agency bond with a remaining maturity of more than one year. Cash equivalents, short-term and long-term investments are stated at cost plus accrued interest, which approximates market value. Interest income is accrued as earned. The Company classifies all short-term and long-term investments as held to maturity.

  (d) Equipment and Leasehold Improvements

     Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is provided on the straight-line method over the estimated useful lives of the respective assets (3 to 10 years). Amortization of leasehold improvements is provided on the straight-line method over the remaining minimum lease term.

  (e) Intangible Assets

     Intangible assets are amortized on a straight line basis over the estimated useful lives. As of December 31, 1999 and 1998, the Company had no intangible assets.

  (f) Research and Development Costs

     All research and development costs are expensed as incurred and include salaries of research and development employees, certain rent and related building services, research supplies and services, clinical trial expenses and other associated costs. With respect to research and development, salaries and benefits for the year ended December 31, 1999, 1998 and 1997, totaled approximately $6,781,000, $6,286,000 and $5,645,000, respectively, of which approximately $5,129,000, $4,725,000 and $4,262,000, respectively, was

                 TEXAS BIOTECHNOLOGY CORPORATION AND SUBSIDIARY charged to research and development. Payments related to the acquisition of in-process research and development are expensed as incurred.

  (g) Net Loss Per Common Share

     Basic net loss per common share is calculated by dividing the net loss applicable to common shares after preferred dividend requirements by the weighted average number of common and common equivalent shares outstanding during the period. For the years 1999, 1998 and 1997, there were no potential common shares used in the calculation of weighted average common shares outstanding. Preferred dividend requirements for the period ended December 31, 1997 included $142,476 of accrued dividends and deemed dividends attributable to the conversion discount factor at issuance of the Preferred Stock of $1,010,806. For the years ended December 31, 1999, 1998 and 1997, the weighted average common shares used to compute basic net loss per common share totaled 34,226,224, 33,930,276 and 27,745,700, respectively. The conversion of securities convertible into Common Stock and the exercise of stock options and warrants were not assumed in the calculation of diluted net loss per common share because the effect would have been antidilutive.

  (h) Reclassifications

     Certain reclassifications have been made to prior period financial statements to conform with the December 31, 1999 presentation with no effect on net loss previously reported.

  (i) Revenue Recognition

     Revenue from service contracts is recognized as the services are performed and/or as milestones are achieved. Milestone payments related to contractual agreements are recognized as the milestones are achieved. Revenue from products and services is recognized when the products are shipped or the services are performed. Revenue from licensing fees is recorded when the license is granted. Revenue from grants is recognized as earned under the terms of the related grant agreements. Amounts received in advance of services to be performed under contracts are recorded as deferred revenue.

  (j) Patent Application Costs

     Costs incurred in filing for patents are expensed as incurred.

  (k) Use of Estimates

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

(2) CAPITAL STOCK

     In December, 1993, the Company completed an initial public offering comprised of 4,082,500 units, each unit consisting of one share of Common Stock (par value $.005 per share) and one warrant to purchase one share of Common Stock. Proceeds to the Company were approximately $24.2 million, net of selling expenses of approximately $3.3 million. The securities included in the unit subsequently separated into its Common Stock and warrant components. The warrants are exercisable at $8.44 per share. On December 13, 1998, the expiration date of the warrants was extended from December 14, 1998 to September 30, 1999 for those warrant holders electing such extension. On September 13, 1999, the expiration date of the warrants was further extended to December 31, 2000. There are 3,995,394 warrants

                 TEXAS BIOTECHNOLOGY CORPORATION AND SUBSIDIARY outstanding as of December 31, 1999. The warrants are redeemable for $.05 per warrant, at the option of the Company, upon 30 days' prior written notice at any time after the last sale price of the Common Stock has been at least $11.82 for 30 consecutive business days ending within 15 days of the date of the notice of redemption. All of the warrants must be redeemed if any are redeemed. The underwriter received approximately $2.9 million in commissions and expense reimbursement and purchased options to purchase 355,000 units at an exercise price of $11.14. These options were sold for $.001 each and expired on December 15, 1998.

     In February 1996, the Company completed a private placement of Common Stock. The Company issued 6,550,990 shares of Common Stock at $2.125 per share with proceeds of approximately $13.0 million, net of selling commissions and expenses of approximately $900,000. In connection with the private placement, the Company paid selling commissions of $759,283 and issued 730,461 warrants to purchase Common Stock. These warrants expire on February 13, 2001, with exercise prices of between $3.05 and $4.58 per share. The resale of the underlying Common Stock is subject to certain registration rights.

     On October 10, 1996 the Company signed a strategic alliance agreement and Common Stock purchase agreement with LG Chemical, Ltd. ("LG Chemical"), a Korean corporation. In conjunction with the agreement, LG Chemical purchased 1,250,000 shares of Common Stock for $4.00 per share for a total of $5 million. The Company's agents in the contract negotiations received $420,000 in commissions and 113,636 warrants to purchase Common Stock, expiring on October 10, 2001, exercisable at $4.40 per share with the resale of the underlying Common Stock being subject to certain piggyback registration rights.

     On March 14, 1997, the Company completed a $6.0 million private placement of 5% Cumulative Convertible Preferred Stock ("the 5% Preferred"), which provided net proceeds to the Company of approximately $5.9 million. The 5% Preferred was convertible into Common Stock at discounts ranging from 6% to 17% from the average of the daily low trading price of the Common Stock for the ten consecutive trading days immediately preceding the conversion date. A total of 6,000 shares of 5% Preferred were sold at a price of $1,000 per share to two institutional investors. During 1997 and 1998, all 6,000 shares of the 5% Preferred and accrued dividends of $144,166 on such shares were converted into 1,408,944 shares of Common Stock.

     During August 1997 the Company sold 176,992 shares of Common Stock for $1 million less commissions and expenses of approximately $34,000 pursuant to a commercialization agreement. These shares are subject to certain registration rights. See note 10.

     In October 1997 the Company sold 5,750,000 shares of Common Stock for $5.00 per share pursuant to an underwritten secondary public offering. The net proceeds to the Company for the 5,750,000 shares sold were approximately $26.7 million after deducting selling commissions and expenses of approximately $2.1 million related to the offering.

     In addition, during October 1997 the Company issued 214,286 shares of Common Stock and a warrant to purchase 142,858 shares of Common Stock exercisable at $14.00 per share until October 9, 2004, pursuant to a license agreement. These shares are subject to certain registration rights. See note 9.

(3) STOCK OPTIONS AND WARRANTS

     The Company has in effect the following stock option plans:

          The Amended and Restated 1990 Incentive Stock Option Plan ("1990 Plan") allows for the issuance of incentive and non-qualified options to employees, directors, officers, non-employee

                 TEXAS BIOTECHNOLOGY CORPORATION AND SUBSIDIARY independent contractors and non-employee directors, pursuant to which 202,967 shares of Common Stock are reserved for issuance out of authorized but unissued shares of the Company.

          The Amended and Restated 1992 Incentive Stock Option Plan ("1992 Plan") allows for the issuance of incentive and non-qualified options to employees, directors, officers, non-employee independent contractors and non-employee directors, pursuant to which 1,172,079 shares of Common Stock are reserved for issuance out of authorized but unissued shares of the Company.

          The Amended and Restated Stock Option Plan for Non-Employee Directors ("Director Plan") allows for the issuance of non-qualified options to non-employee directors, pursuant to which 34,242 shares of Common Stock are reserved for issuance out of authorized but unissued shares of the Company to be issued to non-employee members of the Board of Directors of the Company based on a formula. No new issuances are being made under the Director Plan.

          The Amended and Restated 1995 Stock Option Plan ("1995 Plan") allows for the issuance of incentive and non-qualified options, shares of restricted stock and stock bonuses to employees, officers, and non-employee independent contractors, pursuant to which 1,953,149 shares of Common Stock are reserved for issuance out of authorized but unissued shares of the Company.

          The Amended and Restated 1995 Non-Employee Director Stock Option Plan ("1995 Director Plan") allows for the issuance of non-qualified options to non-employee directors, pursuant to which 275,869 shares of Common Stock are reserved for issuance out of authorized but unissued shares of the Company to be issued to non-employee members of the Board of Directors of the Company based on a formula.

          During December 1996, the Compensation and Personnel Committee of the Board of Directors authorized the extension of options originally granted for a five year period to ten years upon election by individual option holders. During 1997, option holders elected to extend 1,022,833 options, originally expiring during 1997, 1998, 1999 and 2000, for an additional five years. Accordingly, the Company recorded a non-cash charge of $1,303,094 during 1997. Of the total, approximately $350,000 was charged to research and development expenses and the remainder to general and administrative expenses for the difference between the original option exercise price and fair market value as of the effective date of election.

          The 1999 Stock Incentive Plan ("1999 Plan") allows for the issuance of incentive and non-qualified options, shares of restricted stock and stock bonuses to directors, employees, officers and non-employee independent contractors, pursuant to which 1,000,000 shares of Common Stock are reserved for issuance out of authorized but unissued shares of the Company.

     A summary of stock options as of December 31, 1999, follows:

                        EXERCISE PRICE                              EXERCISED/                 AVAILABLE
STOCK OPTION PLANS        PER SHARE      AUTHORIZED   OUTSTANDING     OTHER      EXERCISABLE   FOR GRANT
------------------      --------------   ----------   -----------   ----------   -----------   ---------
1990 Plan.............   $1.38-$5.59       285,715       152,260      82,748         150,428      50,707
1992 Plan.............   $1.41-$5.36     1,700,000     1,038,512     527,921         864,962     133,567
Director Plan.........   $3.50-$4.54        71,429        34,242      37,187          34,242          --
1995 Plan.............   $1.31-$8.13     2,000,000     1,781,700      46,851       1,063,920     171,449
1995 Director Plan....   $1.38-$5.69       300,000       217,505      24,131         168,505      58,364
1999 Plan.............            --     1,000,000            --          --              --   1,000,000
                                         ---------     ---------     -------     -----------   ---------
       TOTALS.........                   5,357,144     3,224,219     718,838       2,282,057   1,414,087
                                         =========     =========     =======     ===========   =========

     The Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans. Had compensation costs for the Company's stock-based compensation plans been determined

                 TEXAS BIOTECHNOLOGY CORPORATION AND SUBSIDIARY consistent with SFAS No. 123, the Company's pro forma net loss and pro forma net loss applicable to common shares for the year ended December 31, 1999 would have been $17,178,428 and $0.50, respectively, for December 31, 1998 would have been $16,758,119 and $0.49, respectively and for December 31, 1997 would have been $9,438,748 and $0.34, respectively.

     The fair value of options granted during the years ended December 31, 1999, 1998 and 1997 for employee services were estimated on the date of grant using the Black-Scholes Pricing Model with the following weighted average assumptions: risk-free interest rate of between 4.45 and 6.63 percent, expected life of between 2 and 7 years, expected volatility of between 57 and 75 percent and no dividends.

     A summary of the status of the Company's stock option plans as of December 31, 1999, 1998 and 1997 and the changes during the years then ended is presented below:

                                                                        WEIGHTED-AVERAGE
                                                             OPTIONS     EXERCISE PRICE
                                                            ---------   ----------------
Outstanding at January 1, 1997............................  2,168,764        $3.22
  Granted.................................................  1,682,909         4.34
  Canceled................................................   (986,534)        3.13
  Exercised...............................................    (58,841)        3.32
  Prior Period Adjustments................................     55,718           --
                                                            ---------
Outstanding at December 31, 1997..........................  2,862,016         3.85
  Granted.................................................    850,025         6.41
  Canceled................................................   (250,800)        5.60
  Exercised...............................................   (127,947)        2.52
                                                            ---------
Outstanding at December 31, 1998..........................  3,333,294         4.42
  Granted.................................................    441,050         4.27
  Canceled................................................   (292,405)        5.13
  Exercised...............................................   (257,720)        2.51
                                                            ---------
Outstanding at December 31, 1999..........................  3,224,219        $4.53
                                                            =========

                                                          DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                              1999           1998           1997
                                                          ------------   ------------   ------------
Weighted-average fair value of options granted during
  the period at an exercise price equal to market at
  issue date............................................     $2.16          $4.06          $3.45

     The following tables summarize information about the Company's stock options outstanding as of December 31, 1999, 1998 and 1997, respectively:

                                      WEIGHTED          WEIGHTED                           WEIGHTED
                    OPTIONS           AVERAGE            AVERAGE          OPTIONS          AVERAGE
    OPTION        OUTSTANDING        REMAINING       EXERCISE PRICE     EXERCISABLE     EXERCISE PRICE
EXERCISE PRICE   AS OF 12/31/99   CONTRACTUAL LIFE   OF OUTSTANDING    AS OF 12/31/99   OF EXERCISABLE
--------------   --------------   ----------------   ---------------   --------------   --------------
 $1.31-$3.50         890,096            3.77              $2.33            888,430          $2.33
 $3.51-$5.88       1,793,473            6.92              $4.81          1,187,886          $4.93
 $5.89-$8.13         540,650            8.17              $7.20            205,741          $7.20
                   ---------                                             ---------
 $1.31-$8.13       3,224,219            6.26              $4.53          2,282,057          $4.12

                 TEXAS BIOTECHNOLOGY CORPORATION AND SUBSIDIARY

                                      WEIGHTED          WEIGHTED                          WEIGHTED
                    OPTIONS           AVERAGE           AVERAGE          OPTIONS          AVERAGE
    OPTION        OUTSTANDING        REMAINING       EXERCISE PRICE    EXERCISABLE     EXERCISE PRICE
EXERCISE PRICE   AS OF 12/31/98   CONTRACTUAL LIFE   OF OUTSTANDING   AS OF 12/31/98   OF EXERCISABLE
--------------   --------------   ----------------   --------------   --------------   --------------
 $1.31-$3.50       1,141,454            4.27             $2.23          1,126,954          $2.21
 $3.51-$5.88       1,640,190            7.21             $5.01            976,128          $4.95
 $5.89-$8.13         551,650            9.17             $7.20             38,167          $7.19
                   ---------                                            ---------
 $1.31-$8.13       3,333,294            6.53             $4.42          2,141,249          $3.55

                                      WEIGHTED          WEIGHTED                          WEIGHTED
                    OPTIONS           AVERAGE           AVERAGE          OPTIONS          AVERAGE
    OPTION        OUTSTANDING        REMAINING       EXERCISE PRICE    EXERCISABLE     EXERCISE PRICE
EXERCISE PRICE   AS OF 12/31/97   CONTRACTUAL LIFE   OF OUTSTANDING   AS OF 12/31/97   OF EXERCISABLE
--------------   --------------   ----------------   --------------   --------------   --------------
 $1.31-$3.50       1,222,528            5.16             $2.17          1,047,958          $2.28
 $3.51-$5.88       1,639,488            7.94             $5.09            573,482          $4.75
                   ---------                                            ---------
 $1.31-$5.88       2,862,016            6.75             $3.85          1,621,440          $3.16

     The fair value of warrants issued during the years ended December 31, 1999, 1998 and 1997 for other than employee services were estimated on the date of grant using the Black-Scholes Pricing Model with the following weighted average assumptions: risk-free interest rate of between 6.12 and 6.63 percent, expected life of between 3 and 7 years, expected volatility of between 57 and 75 percent and no dividends. During 1999, 105,000 new warrants were issued for non-employee services at an exercise price of $4.25 expiring on August 14, 2004. Several existing warrants were exchanged by the original holder for the benefit of a new holder with terms identical to those of the original.

     A summary of the status of the Company's warrants as of December 31, 1999, 1998 and 1997, and changes during the years then ended is presented below:

                                                                        WEIGHTED-AVERAGE
                                                            WARRANTS     EXERCISE PRICE
                                                           ----------   ----------------
Outstanding at January 1, 1997...........................   5,490,541        $ 7.23
  Issued.................................................     142,858         14.00
  Forfeited..............................................          --            --
  Canceled...............................................    (356,453)         3.60
  Exercised..............................................    (549,095)         3.69
  Reissued...............................................     356,453          3.60
                                                           ----------
Outstanding at December 31, 1997.........................   5,084,304          7.80
  Issued.................................................          --            --
  Forfeited..............................................     (40,662)         3.50
  Canceled...............................................  (4,366,218)         8.14
  Exercised..............................................    (304,850)         3.58
  Reissued...............................................   4,283,398          8.13
                                                           ----------
Outstanding at December 31, 1998.........................   4,655,972          8.10
  Issued.................................................     105,000          4.25
  Forfeited..............................................          --            --
  Canceled...............................................     (54,773)         3.60
  Exercised..............................................      (1,400)         8.44
  Reissued...............................................      56,173          3.60
                                                           ----------
Outstanding at December 31, 1999.........................   4,760,972        $ 8.01
                                                           ==========

                 TEXAS BIOTECHNOLOGY CORPORATION AND SUBSIDIARY

     On November 12, 1998, the Company announced an extension of the exercise period of the Company's publicly traded redeemable common stock purchase warrants from December 14, 1998 to September 30, 1999 for those warrant holders electing such extension. On September 13, 1999, the expiration date of the warrants was further extended to December 31, 2000. These publicly traded warrants comprise 3,995,394 of the 4,760,972 warrants outstanding at December 31, 1999. The exercise price of $8.44 remains unchanged. The publicly traded warrants are redeemable for $.05 per warrant, at the option of the Company, upon 30 days prior written notice at any time after the last sale price of the Common Stock has been at least $11.82 for 30 consecutive business days ending within 15 days of the date of the notice of redemption. All of the warrants must be redeemed if any are redeemed.

     In addition, at December 31, 1997, there were outstanding underwriter purchase options ("UPOs"), which were issued to the underwriters in the Company's initial public offering in 1993, to purchase 355,000 units at $11.14 each. Each unit consists of one share of Common Stock and a warrant to purchase one share of Common Stock at an exercise price equal to $11.14. The UPOs expired on December 15, 1998.

                                                  DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                      1999           1998           1997
                                                  ------------   ------------   ------------
Weighted-average fair value of warrants issued
  during the year ended at an exercise price
  equal to market at issue date.................     $1.98          $  --          $  --
Weighted-average fair value of warrants issued
  during the year ended at an exercise price
  greater than market at issue date.............     $  --          $  --          $2.71

     The warrants shown above for 1999 were issued in connection with non-employee services at an exercise price equal to market price at issue date. The warrants shown above for 1997 were issued pursuant to a license agreement at an exercise price in excess of market price at issue date. See note 9.

(4) INCOME TAXES

     The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     At December 31, 1999 and 1998, the net deferred tax asset, representing primarily net operating loss carryforwards and start-up costs deferred for tax purposes, totaled approximately $35,235,000 and $29,572,000, respectively. The Company has established a valuation allowance for the full amount of these deferred tax assets, as management believes that it is not more likely than not that the Company will recover these assets. The Company did not incur any tax expense in any year due to operating losses and the related increase in the valuation allowance.

     At December 31, 1999, 1998 and 1997, the Company had net operating loss carryforwards of approximately $64,276,000, $54,192,000 and $44,375,000, respectively, for federal income tax return purposes. Utilization of the Company's net operating loss carryforwards is subject to certain limitations due to specific stock ownership changes which have occurred or may occur. To the extent not utilized, the carryforwards will expire during the years beginning 2002 through 2019.

                 TEXAS BIOTECHNOLOGY CORPORATION AND SUBSIDIARY

(5) EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Equipment and leasehold improvements consist of the following:

                                                             DECEMBER 31,   DECEMBER 31,
                                                                 1999           1998
                                                             ------------   ------------
Laboratory and office equipment............................  $ 5,760,113    $ 5,418,849
Leasehold improvements.....................................    3,974,942      3,701,772
                                                             -----------    -----------
                                                               9,735,055      9,120,621
Less accumulated depreciation and amortization.............    6,736,624      5,851,183
                                                             -----------    -----------
                                                             $ 2,998,431    $ 3,269,438
                                                             ===========    ===========

(6) COMMON STOCK RESERVED

     The Company has reserved Common Stock for issuance as of December 31, 1999 as follows:

Stock option plans..........................................  4,638,306
Common Stock issuable under licensing agreement (see note
  9)........................................................     71,429
Publicly traded warrants outstanding........................  3,995,394
Other warrants outstanding..................................    765,578
                                                              ---------
          Total shares reserved.............................  9,470,707
                                                              =========

(7) CLINICAL RESEARCH AGREEMENTS

     In November 1997, the Company entered into an agreement with Coromed, Inc. to coordinate the clinical evaluation of TBC11251 to determine acute hemodynamic efficacy and safety in congestive heart failure. Coromed, Inc. is currently completing the final report for this study.

(8) RESEARCH AGREEMENTS

     On October 10, 1996, the Company signed a strategic alliance agreement with LG Chemical, a Korean corporation, to develop and market compounds derived from the Company's endothelin receptor antagonist and selectin antagonist programs for certain disease indications. Upon consummation of the transaction, LG Chemical purchased 1,250,000 shares of Common Stock for $4.00 per share for a total of $5 million. In addition, LG Chemical has committed to pay $10.7 million in research payments. Of this amount, $6.1 million has been paid (of which $1.0 million was a receivable at December 31, 1999) and $1.0 million will be paid on June 30 and December 31, 2000, and $1.3 million on June 30 and December 31, 2001. LG Chemical has the right to terminate future research payments if TBC fails to meet certain milestones, which milestones will be established by the parties from time to time in accordance with the agreement. LG Chemical will pay royalties to TBC, based on net sales, in those geographic areas covered by the agreement, which include Korea, China, India and certain other Asian countries, excluding Japan. The Company will pay its agents in the contract negotiations, a commission on all future research payments as well as a royalty on net sales.

     During 1998, the Company entered into an agreement to license rights to certain technology related to the research programs licensed from Hedral Therapeutics, Inc. Upon execution of the agreement, the Company paid a license fee of 40,000 shares of restricted Common Stock valued at $133,875. The agreement includes a total of 40,000 additional shares of Common Stock to be paid upon reaching certain milestones and cash royalty payments based on net sales in the event a product is developed and commercialized under this agreement.

                 TEXAS BIOTECHNOLOGY CORPORATION AND SUBSIDIARY

(9) LICENSE AGREEMENT

     TBC has entered into an agreement with Mitsubishi-Tokyo Pharmaceuticals ("Mitsubishi") to license Mitsubishi's rights and technology relating to NOVASTAN(R) and to license Mitsubishi's own proprietary technology developed with respect to NOVASTAN(R) (the "Mitsubishi Agreement"). Under the Mitsubishi Agreement, the Company has an exclusive license to use and sell NOVASTAN(R) in the U.S. and Canada for all specified indications. The Company is required to pay Mitsubishi specified royalties on net sales of NOVASTAN(R) by the Company and its sublicensees after its commercial introduction in the U.S. and Canada. Either party may terminate the Mitsubishi Agreement on 60 days notice if the other party defaults in its material obligations under the agreement, declares bankruptcy or is insolvent, or if a substantial portion of its property is subject to levy. Unless terminated sooner pursuant to the above described termination provisions, the Mitsubishi Agreement expires on the later of termination of patent rights in a particular country or 20 years after first commercial sale of products. Under the Mitsubishi Agreement, TBC has access to an improved formulation patent granted in 1993 which expires in 2010 and a use patent which expires in 2009. In conjunction with the Mitsubishi Agreement, a consulting firm involved in negotiations related to the agreement will receive a percentage of net sales received as a result of the agreement.

     Mitsubishi further agreed to supply the Company with its requirements of bulk NOVASTAN(R) throughout the term of the Mitsubishi Agreement for TBC's clinical testing and commercial sales of NOVASTAN(R) in the U.S. and Canada. In the event Mitsubishi should discontinue the manufacture of NOVASTAN(R), Mitsubishi and TBC have agreed to discuss in good faith the means by which, and the party to whom, NOVASTAN(R) production technology will be transferred. The transferee may be a person or entity other than TBC. At present, Mitsubishi is the only manufacturer of NOVASTAN(R). See note 10.

     In exchange for the license to the Genentech, Inc, (the "Former Licensor") NOVASTAN(R) technology, TBC issued the Former Licensor 285,714 shares of Common Stock during 1993 and issued an additional 214,286 shares of Common Stock on October 9, 1997, after acceptance of the filing of the first New Drug Application ("NDA") with the United States Food and Drug Administration (the "FDA") for NOVASTAN(R). The Company recorded a $1,075,191 noncash charge to in-process research and development expense during the fourth quarter of 1997. An additional 71,429 shares of Common Stock will be issued to the Former Licensor within ten days after the FDA's first approval of an NDA for NOVASTAN(R). Upon approval, the value of the stock will be charged to expense over future periods based on the remaining patent life of NOVASTAN(R). Additionally, on October 9, 1997, upon acceptance of the filing of the first NDA for NOVASTAN(R) with the FDA, the Company granted the Former Licensor a warrant to purchase an additional 142,858 shares of Common Stock at an exercise price of $14.00 per share, subject to adjustment, which expires on October 9, 2004. The Company will not be required to make any cash payment if the approval of the NDA does not occur. TBC has also granted the Former Licensor demand and piggyback registration rights with regard to shares of Common Stock issued to the Former Licensor.

     During the third quarter of 1997, the Company sublicensed certain rights to NOVASTAN(R) to SmithKline Beecham plc ("SmithKline"). In conjunction with this agreement, the Company agreed to make certain payments to Mitsubishi, which are included in research and development expense, to pay an additional royalty to Mitsubishi, beginning January 1, 2001 and to provide access to certain NOVASTAN(R) clinical data to Mitsubishi in certain circumstances. In certain circumstances, Mitsubishi and TBC will share equally in all upfront payments and royalties should Mitsubishi use TBC's regulatory documents and data for registration in certain territories. See note 10.

                 TEXAS BIOTECHNOLOGY CORPORATION AND SUBSIDIARY

(10) COMMERCIALIZATION AGREEMENT

     In connection with TBC's development and commercialization of NOVASTAN(R), in August 1997, TBC entered into a Product Development, License and CoPromotion Agreement with SmithKline Beecham plc (the "SmithKline Agreement") whereby SmithKline was granted exclusive rights to work with TBC in the development and commercialization of NOVASTAN(R) in the U.S. and Canada for specified indications. SmithKline paid $8.5 million in upfront license fees during August 1997, a $5 million milestone payment in October 1997, and will make additional milestone payments based on the clinical development and FDA approval of NOVASTAN(R) for the heparin-induced thrombocytopenia ("HIT") and HIT with thrombosis syndrome and acute myocardial infarction indications. Future milestone payments for the acute myocardial infarction indication are subject to SmithKline's agreement to market NOVASTAN(R) for such indication. The parties have also formed a joint development committee to analyze the development of additional NOVASTAN(R) indications to be funded 60% by SmithKline except for certain Phase IV trials which shall be funded entirely by SmithKline. At this time, SmithKline has no plans to conduct development work for the acute myocardial infarction and stroke indications. TBC is evaluating the feasibility of development of NOVASTAN(R) for ischemic stroke and other indications. SmithKline has the exclusive right to commercialize all products arising out of the collaboration, subject to the obligation to pay royalties on net sales to TBC and to the rights of TBC to co-promote these products through its own sales force in certain circumstances. TBC will retain the rights to any indications which SmithKline determines it does not wish to pursue, subject to the requirement that TBC must use its own sales force to commercialize any such indications. Any indications which TBC elects not to pursue will be returned to Mitsubishi. In conjunction with the SmithKline Agreement, a consulting firm involved in negotiations related to the agreement will receive a percentage of all consideration received by TBC as a result of the agreement.

     At present, Mitsubishi is the only manufacturer of NOVASTAN(R), and has entered into the Mitsubishi Supply Agreement with SmithKline to supply NOVASTAN(R) in bulk in order to meet SmithKline and TBC's needs under the SmithKline Agreement. Should Mitsubishi fail during any consecutive nine-month period to supply SmithKline at least 80% of its requirements, and such requirements cannot be satisfied by existing inventories, the Mitsubishi Supply Agreement provides for the nonexclusive transfer of the production technology to SmithKline. If SmithKline cannot commence manufacturing of NOVASTAN(R) or alternate sources of supply are unavailable or uneconomic, the Company's results of operations would be materially and adversely affected.

     The SmithKline Agreement generally terminates on a country by country basis upon the earlier of the termination of TBC's rights under the Mitsubishi Agreement, the expiration of applicable patent rights or, in the case of royalty payments, the commencement of substantial third-party competition. SmithKline also has the right to terminate the agreement on a country by country basis by giving TBC at least three months written notice at any time before SmithKline first markets products in that country based on a reasonable determination by SmithKline that the commercial profile of the product in question would not justify continued development in that country. SmithKline has similar rights to terminate the SmithKline Agreement on a country by country basis after marketing has commenced. In addition, either party may terminate the SmithKline Agreement on 60 days notice if the other party defaults in its obligations under the agreement, declares bankruptcy or is insolvent.

     In connection with the execution of the SmithKline Agreement, SmithKline purchased 176,992 shares of TBC's Common Stock for $1.0 million and additional 400,000 shares of Common Stock for $2.0 million in connection with the secondary public offering, which closed on October 1, 1997.

                 TEXAS BIOTECHNOLOGY CORPORATION AND SUBSIDIARY

(11) REGULATORY FILING

     On February 18, 2000, the Company received an approvable letter from the FDA for NOVASTAN(R) as an anticoagulant for prevention or treatment of thrombosis in patients with HIT. The Company is in the process of satisfying FDA requirements for securing the final approval letter for NOVASTAN(R).

(12) 401(k) Plan

     The Company adopted a 401(k) plan which became effective on September 1, 1993. Under the plan, all employees with three months of service are eligible to participate in the plan and may contribute up to 15 percent of their compensation, with a maximum of $10,000 per employee in 1999. At the present time, no matching contributions have been authorized by the Board of Directors. Costs associated with administering the plan totaled approximately $10,000 in 1999.

(13) COMMITMENTS AND CONTINGENCIES

  (a) Employment Agreements

     Since inception, the Company has entered into employment agreements with certain officers and key employees. The Company has signed agreements with six of its officers to provide certain benefits in the event of a "change of control" as defined in these agreements and the occurrence of certain other events. The agreements provide for a lump-sum payment in cash equal to eighteen months to three years of annual base salary and annual bonus, if any. The base salary portion of the agreements would aggregate approximately $2.2 million at the current rate of compensation. In addition, the agreements provide for gross-up for certain taxes on the lump-sum payment, continuation of certain insurance and other benefits for periods of eighteen months to three years and reimbursement of certain legal expenses in conjunction with the agreements. These provisions are intended to replace compensation continuation provisions of any other agreement in effect for an officer if the specified event occurs.

  (b) Lease Agreements

     The Company renegotiated its noncancelable lease agreement which began December 1, 1990 for its facilities in Houston, Texas and executed a new lease agreement. The new lease was effective January 1, 1995 and calls for a lease term of six years. Currently, the lease calls for an annual rate of $871,856 through December 2000, subject to adjustments based on certain variable building operating expenses. In addition, the lease has a five year renewal provision. For the years ended December 31, 1999, 1998, 1997, rent and related building services totaled approximately $1,027,000, $958,000 and $956,000, respectively, of which approximately $863,000, $820,000 and $851,000, respectively, was charged to research and development expense.

     Total committed lease payments from January 1, 2000 through December 31, 2000 equal $871,856. The Company has also committed to pay for seventy-four parking spaces during the lease at the facility established rate charged, which currently approximates $44,000 per annum. The lease also includes a provision for the Company to pay certain additional charges to obtain utilities and building services during off-business hours. Currently, the amount of these charges is approximately $262,000 per annum, payable in monthly installments. These charges are subject to annual adjustments based on the local consumer price index. Should the Company terminate the use of non-standard services, an additional amount of up to $4,167 per month shall be due in addition to base rent on the remaining lease payments through December 2000. In addition, the lease grants certain credits to rent and utilities which at December 31, 1999 totaled approximately $50,000, and which are being amortized on a straight line basis over the lease term.

                 TEXAS BIOTECHNOLOGY CORPORATION AND SUBSIDIARY

  (c) Legal Proceedings

     On November 21, 1994, a class action shareholders' suit was filed in the United States District Court for the Southern District of Texas, Houston Division seeking damages in the amount of $16 million. Plaintiffs were two individuals who purchased the Company's shares on December 16, 1993 following the Company's initial public offering ("IPO"). In their complaint, plaintiffs sued the Company, certain members of the board of directors and certain officers alleging violations of Sections 11, 12 and 15 of the Securities Act of 1933, as amended. A subsequently filed class action arising out of the IPO was dismissed in June 1996, leaving the first class action as the only pending litigation arising out of the IPO.

     In May 1999, the Company reached an agreement in principle to settle the pending class action. The agreement in principle achieved with plaintiff's counsel provides for dismissal of all claims against the Company and the officers and directors named as defendants. The settlement amount is $800,000, of which approximately $187,500 was paid by the Company into escrow during January 2000 and approximately $612,500 will be paid by the Company's insurer.

     On December 21, 1999, the Company and the plaintiffs filed a Stipulation of Settlement of All Claims Against Certain Defendants. Notification of the settlement to potential class members was delivered on or about February 4, 2000, and a hearing to approve the settlement is scheduled for April 5, 2000. The Court's approval of the settlement and dismissal of all claims against the Company and its directors and officers will become final upon expiration of the deadline for appeal of that Order.

                 [INSIDE BACK COVER GRAPHICS AND TEXT TO COME]

------------------------------------------------------------
------------------------------------------------------------

WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

                            ------------------------

                               TABLE OF CONTENTS

                                             PAGE
                                             ----
Prospectus Summary.........................    3
Risk Factors...............................    7
Use of Proceeds............................   17
Price Range of Common Stock................   18
Dividend Policy............................   18
Capitalization.............................   19
Dilution...................................   20
Selected Financial Data....................   21
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................   22
Business...................................   26
Management.................................   44
Selling Stockholders.......................   48
Principal Stockholders.....................   49
Underwriting...............................   50
Legal Matters..............................   51
Experts....................................   51
Where You Can Find More Information........   52
Incorporation of Certain Documents by
  Reference................................   52
Index to Consolidated Financial
  Statements...............................  F-1

------------------------------------------------------------
------------------------------------------------------------
------------------------------------------------------------
------------------------------------------------------------

                                5,000,000 SHARES

                                     [LOGO]

                        TEXAS BIOTECHNOLOGY CORPORATION

                                  COMMON STOCK

                            ------------------------

                                   PROSPECTUS

                            ------------------------

                            PAINEWEBBER INCORPORATED

                          PRUDENTIAL VECTOR HEALTHCARE
                        A UNIT OF PRUDENTIAL SECURITIES

                          FIRST UNION SECURITIES, INC.

                             SANDERS MORRIS HARRIS
                                 APRIL 6, 2000

------------------------------------------------------------
------------------------------------------------------------